DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVE.
75C

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

(212)-450-6833

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

82-34646



File No. 82-5133

April 3, 2006

Re: **Telefónica Empresas Perú S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 03 2006
WASH, D.C. 199 SECTION

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following:

1. Letter to CONASEV, dated February 24, 2006, informing of the mandatory Annual Shareholders' Meeting

2. Notice of the mandatory Annual Shareholders' Meeting as published in the newspaper

3. Declaration of Responsibility

4. Annual Report for fiscal year 2005

5. Minutes of the mandatory Annual Shareholders' Meeting

6. Letter to CONASEV, dated March 24, 2006, informing of the resolutions agreed upon at the mandatory Annual Shareholders' Meeting

7. Letter to CONASEV, dated March 27, 2006, informing of the resolutions agreed upon at the Board of Directors' Meeting

8. March 2006 booklet on merger of Telefónica Empresas Perú S.A.A.

9. Table of rate of exchange for merger

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6833.

Very truly yours,



Lauren D. Macioce
Legal Assistant

Enclosures

English Summary for Telefónica Empresas Perú S.A.A.


SEC MAIL
RECEIVED
PROCESSING
APR 0 3 2006
WASH. D.C.
199
SECTION

– Letter to CONASEV, dated February 24, 2006, informing of the mandatory Annual Shareholders' Meeting
– Notice of the mandatory Annual Shareholders' Meeting as published in the newspaper
– Declaration of Responsibility
– Annual Report for fiscal year 2005
– Minutes of the mandatory Annual Shareholders' Meeting
– Letter to CONASEV, dated March 24, 2006, informing of the resolutions agreed upon at the mandatory Annual Shareholders' Meeting
– Letter to CONASEV, dated March 27, 2006, informing of the resolutions agreed upon at the Board of Directors' Meeting
– March 2006 booklet on merger of Telefónica Empresas Perú S.A.A.
– Table of rate of exchange for merger

Lima, 24 de febrero de 2006

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Empresas Perú S.A.A., en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento la convocatoria a la junta obligatoria anual de accionistas para el día 24 de marzo del 2006, a las 10:30 horas, en Av. Arequipa 1155, urbanización Santa Beatriz, distrito de Lima, provincia de Lima. De no reunirse en primera convocatoria el quórum exigido por ley, la Junta Obligatoria Anual de Accionistas se llevará a cabo el día 28 de marzo de 2006 o el día 1° de abril de 2006, en segunda y tercera citación, respectivamente, a la misma hora y en el mismo local previstos para la primera convocatoria. La referida junta se pronunciará sobre los siguientes asuntos:

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS
- Aprobación de la gestión social y de los resultados económicos del ejercicio 2005.
- Aplicación de utilidades del ejercicio 2005.
- Designación de auditores externos del ejercicio 2006.
- Retribución anual de los directores.

En cumplimiento del Reglamento de Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones, se adjuntan a la presente, los archivos que contienen la siguiente información, que se encuentra a disposición de los accionistas en la Secretaría del Directorio:

- Aviso de convocatoria que conforme a ley se publicará en los próximos días en "El Peruano" y otro diario de mayor circulación en Lima.
- Mociones.
- Memoria Anual de la Sociedad correspondiente al ejercicio 2005.

Se deja constancia de que los estados financieros auditados individuales de la Sociedad al 31 de diciembre de 2005 fueron registrados como hecho de importancia el día 16 de febrero.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

CONVOCATORIA A JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS
TELEFÓNICA EMPRESAS PERÚ S.A.A.
RUC No. 20500698340

De conformidad con el estatuto social y los artículos 116 y 258 de la Ley General de Sociedades, se convoca a Junta Obligatoria Anual de Accionistas de Telefónica Empresas Perú S.A.A. para el día 24 de marzo de 2006, a las 10:30 horas en el local de la Sociedad sito en Av. Arequipa 1155, urbanización Santa Beatriz, distrito de Lima, provincia de Lima, para tratar la siguiente agenda:

1. Aprobación de la gestión social y de los resultados económicos del ejercicio 2005.
2. Aplicación de utilidades del ejercicio 2005.
3. Designación de auditores externos del ejercicio 2006.
4. Retribución anual de los directores.

De no reunirse en primera convocatoria el quórum exigido por ley, la Junta Obligatoria Anual de Accionistas se llevará a cabo el día 28 de marzo de 2006 o el día 1° de abril de 2006, en segunda y tercera citación, respectivamente, a la misma hora y en el mismo local previstos para la primera convocatoria.

Conforme con lo previsto en los artículos 121 y 256 de la Ley General de Sociedades, tendrán derecho a concurrir a la junta los titulares de acciones con derecho a voto que figuren inscritas a su nombre en la matrícula de acciones de la Sociedad con una anticipación de diez días al de celebración de la misma
Los poderes de representación otorgados por los accionistas de la Sociedad serán registrados ante la Secretaría del Directorio de la Sociedad sita en Av. Arequipa 1155, urbanización Santa Beatriz, distrito de Lima, provincia de Lima, con una anticipación no menor a veinticuatro horas a la celebración de la junta.

A partir de la fecha de publicación del presente aviso, la documentación relacionada con los asuntos materia de agenda estará a disposición de los señores accionistas durante el horario de oficina en la Secretaría del Directorio en la dirección antes indicada.

Lima, 24 de febrero de 2006

El Directorio

Declaración de Responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Telefónica Empresas Perú S.A.A. durante el año 2005. Sin perjuicio de la responsabilidad que compete al emisor, el firmante se hace responsable por su contenido conforme a los dispositivos legales aplicables.



Carlos Araujo Azalde
Gerente Central de Planificación, Administración y Finanzas

Lima, 24 de febrero de 2006

File No. 82-5133


SEC MAIL PROCESSING
RECEIVED
APR 0 3 2006
WASH, D.C.
199
SECTION

Telefónica Empresas Perú S.A.A. **Memoria Anual 2005**

Índice

Carta del Presidente

Variables Significativas

	2004	2005	Var% 04-05
Estado de Resultados			
Utilidad operativa (miles)	22 976	18 226	-20.84%
Utilidad Neta (miles)	7 816	15 366	96.6 %
Ingresos operativos (miles)	268 797	266 079	-1.0 %
Balance General			
Total activos (miles)	187 004	188 909	1.0 %
Total pasivos (miles)	73 935	60 474	-18.2%
Patrimonio (miles)	113 069	128 435	13.6 %
Ratios			
Margen Operativo	8.5%	6.8 %	-1.7 p.p.
Margen Neto	2.9%	5.8 %	2.9 p.p.
ROA(Resultado Neto / total activos)	4.2%	8.1 %	3.9 p.p.
ROE(Resultado Neto / patrimonio)	6.9%	12.0 %	5.1p.p.
Magnitudes Operativas			
Accesos en servicios (circuitos)	5 330	6 268	17.6 %
Inversiones (miles)	18 559	24 174	30.3 %

Fuente: Propia empresa

Entorno Económico y Perspectivas

El año 2005 tuvo indicadores bastante positivos en términos macroeconómicos: (i) el Producto Bruto Interno (PBI) creció 6.7%, (ii) la inflación fue de apenas 1.5%, (iii) se habría alcanzado un superávit en cuenta corriente de 1,4% del PBI, (iv) el déficit fiscal habría descendido a 0.4% del PBI (v) se prepagó una parte de la deuda externa (US$ 2,312 millones al Club de París y a Japeco) con fondos provenientes, en buena parte, de la emisión de bonos en nuevos soles en el mercado interno, lo que contribuyó a alargar la curva de rendimiento de los bonos soberanos locales.

Sin embargo, el entorno social y político se mostró complejo. Así, especialmente durante la primera parte del año, hubo una proliferación, a lo largo del país, de huelgas y protestas contra empresas mineras, movilizaciones de productores cocaleros, y paros o amenazas de huelgas de maestros, trabajadores del sector la salud, transportistas, entre otros eventos.

Resultados Macroeconómicos

Durante el 2005, la economía continuó creciendo por encima de su tendencia de largo plazo, debido en parte al favorable entorno internacional. El PBI cerró el año con un crecimiento de 6.7%, cifra por encima de las estimaciones iniciales de analistas y del propio gobierno, y el mayor registro en 8 años. En esa línea, se acumularon 54 meses de crecimiento consecutivo, lo que implica una de las expansiones más largas de las últimas décadas.

El crecimiento estuvo liderado por la inversión privada y las exportaciones. En cuanto a la demanda interna, si bien nuevamente creció por debajo del PBI, se aceleró durante la segunda mitad del año. Como reflejo del mayor dinamismo interno en el 2005, se puede mencionar que las ventas de automóviles nuevos se incrementaron en 42%, las importaciones de bienes de consumo duradero crecieron 16% y el índice de confianza del consumidor finalizó el año en su mayor nivel desde que se elabora este indicador (2003).

Por el lado sectorial, los rubros no primarios crecieron por encima de los primarios por tercer año consecutivo, sobresaliendo la construcción (8.7%) y la manufactura no

primaria (7.7%). Por su parte, en la evolución de los sectores primarios, destacó el rubro de minería e hidrocarburos (8.7%).

De acuerdo con el Ministerio de Trabajo, el empleo nacional urbano, en empresas del sector privado con 10 y más trabajadores, aceleró su tasa de crecimiento de 2,7% en el 2004 a 4.5% en el 2005. Asimismo, el crecimiento del empleo urbano en el interior del país (6.4%) fue mayor que el de Lima Metropolitana (3.8%) por segundo año consecutivo. En el interior del país sobresalió el dinamismo del empleo, principalmente, en el sur chico - en Ica y Chincha, el empleo creció a tasas de dos dígitos -, la costa norte (Piura, Trujillo) y alguna zonas de la selva (Iquitos, Tarapoto). Los datos de empleo dieron cuenta de un menor dinamismo económico en la zona sur del país (Arequipa, Tacna, Puno), pero otros indicadores como los despachos de cemento indicaron un repunte de la actividad económica en dicha zona durante la última parte del 2005. De otro lado, en el mercado laboral de la capital, la tasa de desempleo fue similar a la del 2004, pero se observaron comportamientos claramente diferenciados por grupos y zonas. Por ejemplo, la masa salarial se incrementó principalmente en los conos norte (9.6%) y sur (8.8%) de la capital, mientras que cayó marcadamente en el Callao (-13.5%).

Por otro lado, el índice de precios al consumidor (IPC) presentó una variación anual de 1.49%, siendo menor a la observada en los últimos tres años y ubicándose apenas en el límite inferior del rango objetivo de 1.5% a 3.5% del Banco Central de Reserva (BCR). En el 2005, entre los rubros que registraron las mayores alzas, destacó el de combustibles (6.9%). En este contexto, y ante la ausencia de presiones inflacionarias generalizadas, el BCR mantuvo su tasa de interés de referencia inalterada en 3.0% durante la mayor parte del año, lo que, sin embargo, creó un atípico diferencial a favor de las tasas en dólares en el corto plazo, puesto que la Reserva Federal de EEUU continuó elevando su tasa de interés (ubicándose en 4.25% a fin de año). Este factor habría contribuido a la depreciación de la moneda local en la última parte del año, lo que, a su vez, habría motivado al BCR a elevar en diciembre su tasa de política monetaria en 25 puntos básicos a 3.25% con el objetivo de tratar de reducir la volatilidad cambiaria.

En cuanto a las finanzas públicas, el déficit fiscal se redujo a 0.4% del PBI, ubicándose así nuevamente por debajo de la meta del gobierno, que para el 2005 se fijó en 1.0% del PBI. Si bien hubo un importante crecimiento de los gastos no financieros del Gobierno Central (11% en términos reales), los ingresos corrientes se incrementaron

14.5% hasta alcanzar una presión tributaria de 15.9% del PBI, la más alta en ocho años. Sobresalió la mayor recaudación por impuesto a la renta (22%), lo que reflejó las mayores utilidades de algunos sectores como el minero. Por su parte, la deuda pública (externa e interna) habría cerrado el 2005 en 38.4% del PBI, un importante descenso frente al 45.1% del PBI en el 2004.

De otro lado, continuó la tendencia creciente del superávit de la balanza comercial, el cual alcanzó un nivel récord en el 2005 de US$ 5.163 millones (85% más que en el 2004). Cabe señalar que las exportaciones se incrementaron 37% y alcanzaron un nuevo récord de US$ 17, 247 millones, en función al incremento de los precios de los commodities, los mayores volúmenes de venta y la diversificación de productos. Asimismo, el mayor ingreso de divisas se vio favorecido por las mayores remesas de peruanos residentes en el exterior, las cuales se habrían incrementado en casi 30%. En esa línea, en el 2005 se habría alcanzado un superávit en cuenta corriente de 1.4% del PIB, el mejor resultado de los últimos 26 años.

A pesar de la fortaleza de las cuentas externas, y en contra de lo esperado por el consenso de analistas hasta mediados de año, el tipo de cambio cerró el 2005 en niveles de S/.3.43, lo que implicó una depreciación de 4.5% respecto de fines del 2004, en contraposición a la tendencia de las principales monedas de la región. No obstante, debe destacarse que el tipo de cambio promedio del 2005 fue de S/.3.30, lo que representó una apreciación de 3.4% respecto del nivel promedio del 2004 (S/.3.41).

El tipo de cambio presentó dos tendencias bastante marcadas a lo largo del año. Entre enero y mediados de agosto, se ubicó en niveles cercanos a S/.3.25 y el BCR acumuló compras por US$ 3,070 millones (casi 4% del PIB) en el mercado cambiario, con el objetivo principal de evitar una mayor apreciación de la moneda nacional. Sin embargo, en el resto del año, el BCR realizó ventas de moneda extranjera por US$ 431 millones (US$ 345 millones en diciembre), con el propósito de evitar una mayor depreciación del Nuevo Sol. En consecuencia, en el 2005, el BCR acumuló compras por US$ 2,714 millones en el mercado cambiario, las que contribuyeron a elevar las Reservas Internacionales Netas (RIN) a US$ 14,097 millones a fines del 2005, un nivel superior en US$ 1,466 millones al del cierre del 2004 y equivalente a 14 meses de importaciones.

Durante el 2005, el riesgo país, medido a través del Embi+ elaborado por JP Morgan, promedió un nivel de 200 puntos básicos (pbs), lo que representó una caída de 149 pbs respecto del nivel medio del 2004. El riesgo país registró una tendencia decreciente hasta octubre, mes en el que alcanzó su punto más bajo (134 pbs) y en el que se ubicó en niveles similares a los de México (país que cuenta con el grado de inversión). No obstante, ante el incremento de la incertidumbre política, el riesgo país cerró el año en 206 pbs, nivel similar al de fines del 2004.

Finalmente, se debe mencionar que la mejora en las cuentas macroeconómicas fue acompañada por mejores evaluaciones de parte de las calificadoras de riesgo. Así, el 4 de noviembre, la calificadora de riesgo internacional Fitch Ratings mejoró la perspectiva que asigna a la deuda soberana del Perú, de estable a positiva, y cuyo rating es de BB, dos niveles por debajo del grado de inversión. De acuerdo con la clasificadora, el cambio de la perspectiva refleja la tendencia favorable en la balanza de pagos y la dinámica de la deuda pública externa, en la medida en que, el prepago de la misma y otras operaciones financieras en el mercado interno, han reducido los riesgos de refinanciamiento en el mediano plazo. Asimismo, según Fitch, la mejora en los indicadores de solvencia externa del país debe continuar en el corto plazo dado el favorable entorno para los precios de los commodities. Esta mejora en la perspectiva del país siguió a la que realizó S&P en julio.

Perspectivas 2006

En el 2006, el dinamismo económico se mantendría sólido, aunque se desaceleraría respecto del 2005. De acuerdo con la encuesta de expectativas macroeconómicas del BCR realizada a fines de enero del presente año, la mediana de las proyecciones de los analistas económicos apunta a un crecimiento del PBI de 5.0% durante el 2006. Estas favorables perspectivas se sustentan en la mejora de la confianza del consumidor en los últimos meses y en el hecho de que se mantendría un favorable entorno internacional (elevadas cotizaciones de commodities). La inflación, por su parte, permanecería en niveles bajos (2.5%).

Por el lado de las finanzas públicas, y según los analistas, el déficit fiscal se incrementaría ligeramente, pero se ubicaría en línea con la meta del gobierno (1.0% del PBI). Cabe señalar que las necesidades de financiamiento fiscal del 2006 se podrían cubrir incluso sin emitir bonos globales. De otro lado, si bien se espera un descenso en las cotizaciones de commodities en lo que resta del año, las cotizaciones promedio del

2006 llegarían a ser incluso superiores a las del 2005, con lo que se podría alcanzar por segundo año consecutivo un ligero superávit en la cuenta corriente.



Producto Bruto Interno (PBI)
(Var. % real)
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
6,8
-0,7
0,9
2,9
0,2
4,9
4,0
4,8
6,7
5,0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 (p)*
* Encuesta de expectativas del Banco Central de Reserva
Fuente: INEI, BCR



Inflación y devaluación
(%)
16,0
12,0
8,0
4,0
0,0
-4,0
-8,0
Inflación
Devaluación (fdp)
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 (p)*
* Encuesta de expectativas del Banco Central de Reserva
Fuente: INEI, BCR

Regulación del Sector y Situación de Mercado

Con fecha 8 de enero del 2001, Telefónica Data Perú S.A.C. (hoy Telefónica Empresas Perú S.A.A.) suscribió con el Ministerio de Transportes y Comunicaciones en representación del Estado Peruano, los respectivos contratos de concesión para prestar los servicios de telecomunicaciones de portador local y portador de larga distancia en todo el territorio del país. Dichas concesiones fueron aprobadas mediante Resoluciones Nos. 496 y 497-2000-MTC/15.03 por un plazo de 20 años renovables. Mediante Resolución Vice Ministerial No. 249-2003-MTC/03 del 10 de julio de 2003 se aprobó la transferencia de dichas concesiones a Telefónica Empresas Perú S.A.A. (en adelante Telefónica Empresas Perú).

Asimismo, el 16 de agosto del 2001 el Ministerio de Transportes y Comunicaciones emitió el certificado de registro de empresas prestadoras de servicios de valor añadido. Dicho registro faculta a Telefónica Empresas Perú a prestar los servicios de conmutación de datos por paquetes y mensajería interpersonal (acceso a Internet y correo electrónico).

En abril del 2001 la empresa cumplió con iniciar la prestación de los servicios concedidos dentro del primer año (2001) de suscritos los contratos correspondientes. Asimismo, cumplió de manera muy amplia las metas de expansión comprometidas para el primer, segundo y tercer año de servicios.

A pesar de que la obligación del "Plan Mínimo de Expansión", comprometido en el respectivo contrato de concesión, para el cuarto año de prestación del servicio, se limitaba a las ciudades de Lima y Callao, Arequipa, Trujillo, Huancayo, Iquitos, Chiclayo, Cusco, Piura, Chimbote, Tacna, Tarapoto, Cajamarca, Puerto Maldonado, la empresa prestó servicios en todo el país, siendo los resultados del cuarto año, comunicados al Organismo Supervisor de la Inversión Privada en Telecomunicaciones – OSIPTEL y al Ministerio de Transportes y Comunicaciones, al 31 de diciembre del 2004, los siguientes:

Ciudades	Capacidad Mínima Acumulada	Real	Cobertura
Lima y Callao	800E1	2288E1	286 %
Arequipa	48E1	136E1	283 %
Trujillo	36E1	152E1	422 %
Huancayo	15E1	40E1	266 %
Iquitos	12E1	32E1	266 %
Chiclayo	20E1	32E1	160 %
Cusco	16E1	24E1	150 %
Piura	24E1	32E1	133 %
Chimbote	10E1	32E1	320 %
Tacna	9E1	32E1	355 %
Tarapoto	0	24E1	
Cajamarca	0	16E1	
Puerto Maldonado	0	8E1	

E1: Medida de velocidades de transmisión de datos.
Fuente: propia empresa

Los servicios prestados por Telefónica Empresas Perú se encuentran regulados por las normas aprobadas por el OSIPTEL tales como: las Condiciones de Uso de los Servicios Públicos de Telecomunicaciones, el Reglamento de Tarifas, Indicadores de Calidad de los Servicios Públicos de Telecomunicaciones, el procedimiento de Reclamos de Usuario y el Reglamento de OSIPTEL con facultades de supervisión y requerimiento de información, entre otras.

A finales del año 2003, el Regulador publicó nuevas Condiciones de Uso para la prestación de servicios de telecomunicaciones en general; teniendo como consecuencia que la empresa pasara a estar regulada en aspectos de la prestación de sus servicios, anteriormente aplicados sólo para el servicio de telefonía (fija y móvil). Todo ello requirió que la empresa trabajara durante el 2004 en la modificación de sus sistemas y procesos; así como en la revisión de toda la documentación comercial. Durante el año 2005, el esfuerzo de la empresa estuvo orientado a implementar, en beneficio de sus clientes, mecanismos de simplificación de las formalidades establecidas por la referida norma, apoyados en los avances de la tecnología de telecomunicaciones. Del mismo modo, el año que pasó, Telefónica Empresas ha trabajado en mejorar sus indicadores de calidad que determinan la satisfacción de sus clientes, siendo que éstos se encuentren regulados o no; brindando mayor y oportuna información sobre los mismos.

Situación del mercado

Los servicios de telecomunicaciones portadores locales y de larga distancia nacional e internacional se encuentran en libre competencia, habiéndose otorgado a la fecha más de 80 concesiones. Igualmente, los servicios de valor añadido para acceso a Internet y correo electrónico se encuentran en competencia efectiva.

La competencia en los servicios portadores está más concentrada en Lima con clientes comerciales, principalmente corporaciones, habiéndose convertido el Estado también en un cliente importante que demanda este tipo de servicios.

Telefónica Empresas Perú fue la primera en introducir en el país, el servicio de IP VPN (Internet Protocol Virtual Private Network), el mismo que se apoya en una red con tecnología MPLS (Multiprotocol Label Switching) que permite ofrecer servicios adicionales a los clientes; también fue la primera en brindar a sus clientes servicios utilizando la red IP MPLS con capacidad GigaEthernet que permite el uso de aplicaciones que demanden grandes velocidades. Adicionalmente, se innovó en el campo de los servicios satelitales ofreciendo Internet de banda ancha e IP VPN con acceso satelital. Asimismo, la comercialización de servicios integrales de telecomunicaciones ha posicionado a Telefónica Empresas Perú como proveedor líder en el sector corporativo.

Los principales competidores de Telefónica Empresas Perú durante el año 2005 han sido Telmex, Impsat y Millicom; sin embargo, el despliegue de la red de Telefónica Empresas Perú cuenta con la máxima cobertura en el país y una diversidad de formas de acceso para sus servicios, convirtiéndose en una ventaja competitiva el poder ofrecer el servicio con calidad tanto en Lima como en provincias.

Adicionalmente, se incentivó la contratación de sus servicios a través de diversas promociones; sobre todo aquellas que propician los servicios integrales de comunicaciones. Telefónica Empresas Perú continuó consolidando sus servicios de mayor valor agregado, como servicios transaccionales, de Help Desk y Outsourcing, los cuales están dirigidos a las principales corporaciones en línea

Aspectos Societarios

Telefónica Empresas Perú S.A.A. es una sociedad anónima abierta organizada de acuerdo con las leyes de la República del Perú, inscrita en la Partida N° 11235480 del Registro de Personas Jurídicas de Lima. Su oficina principal se encuentra ubicada en Jorge Basadre N° 592, piso 7, Lima 27, Provincia y Departamento de Lima. Su objeto social principal es dedicarse a la prestación de los servicios de portador local y portador de larga distancia nacional e internacional, acceso a redes Internet y a otras redes nacionales e internacionales, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia.

El plazo de duración de Telefónica Empresas Perú S.A.A. es indeterminado y de acuerdo con su objeto social le corresponde el CIIU N° 64207.

Reseña Histórica

Telefónica Empresas Perú S.A.A. fue constituida en la ciudad de Lima, mediante escritura pública de fecha 17 de noviembre de 2000, con la denominación de Telefónica Data Perú Holding S.A.A. por sus socios fundadores Telefónica del Perú S.A.A. (Telefónica del Perú) y Telefónica Soluciones Globales Holding S.A.C.

Inició sus actividades el 1° de enero de 2001, fecha en la que se hizo efectiva la reorganización múltiple del grupo Telefónica y en la que recibió de Telefónica del Perú, a través de un proceso de escisión, el bloque patrimonial conformado por los activos y pasivos vinculados a la línea de negocio de data y, a través de una fusión, los activos y pasivos de Telefónica Data Perú S.A.C. –entre ellos, la concesión para la prestación de sus servicios-.

Modificaciones al Estatuto Social

En el ejercicio 2005 no se ha producido modificación alguna al estatuto social. En años anteriores, se han producido las siguientes modificaciones parciales al estatuto social:

- En el año 2000 se cambió la denominación social de la empresa de Telefónica Data Perú Holding S.A.A. a Telefónica Data Perú S.A.A. y se incrementó la cifra del capital social de S/. 1 000,00 a S/. 25 518 993,00.

- En el 2001 se unificaron las clases de acciones a través de la conversión de las acciones de la clase A-1 en acciones de clase B y el cambio de nomenclatura de éstas por la de acciones comunes que confieren a sus titulares los mismos derechos y obligaciones.
- En el 2003, se modificó esta última denominación social por la de Telefónica Empresas Perú S.A.A.

Principales Operaciones Societarias Realizadas en el Ejercicio 2005

El 28 de marzo de 2005 la Junta Obligatoria Anual de Accionistas aprobó la fusión simple por absorción en virtud de la cual Telefónica Empresas Perú S.A.A, con efectividad a partir del 31 de marzo de 2005, absorbió a su filial Telefónica Mobile Solutions del Perú S.A.C. y asumió a título universal y en bloque los derechos, obligaciones y relaciones jurídicas de ésta. A la fecha de aprobación de la operación Telefónica Empresas Perú S.A.A. era el único accionistas de dicha filial.

Grupo Económico

Telefónica Empresas Perú S.A.A. pertenece al Grupo Económico de Telefónica, S.A., empresa española dedicada al negocio de telecomunicaciones. El Grupo Económico Telefónica ésta conformado por Telefónica, S.A.; las cabeceras de Grupo de las líneas de negocio explotadas por empresas locales (Telefónica, S.A. Telefónica de España S.A., Telefónica Móviles, S.A., Telefónica de Contenidos S.A., Telefónica Publicidad e Información S.A., Atento NV, Telefónica Internacional S.A., Latin America Cellular Holdings BV); las empresas locales controladas directa e indirectamente por Telefónica, S.A. (Telefónica Perú Holding S.A.C., Telefónica del Perú S.A.A., Telefónica Móviles Perú Holding S.A.A., Telefónica Publicidad e Información Perú S.A.C., Teleatento del Perú S.A.C., Telefónica Gestión de Servicios Compartidos Perú S.A.C. y Terra Networks S.A.; y las filiales de dichas empresas (Telefónica Multimedia S.A.C., Servicios Editoriales del Perú S.A.C., Transporte Urgente de Mensajería S.A.C, Telefónica Servicios Digitales S.A.C, Telefónica Soluciones Globales Holding S.A.C, Telefónica Servicios Integrados S.A.C, Telefónica Servicios Comerciales S.A.C, Servicios Globales de Telecomunicaciones S.A.C, Telefónica Servicios Técnicos S.A.C, Zeleris S.A.C, Media Networks S.A.C, Telefónica Empresas Perú S.A.A., Telefónica Centros de Cobro S.A.C, Telefónica Móviles S.A. y Media Networks Perú S.A.C).

A continuación se detalla el objeto social de algunas de dichas empresas:

Denominación social	Objeto social principal
Telefónica del Perú S.A.A. (1920)	servicios públicos de telecomunicaciones
Telefónica Móviles S.A.C. (1999)	telefonía móvil
Telefónica Multimedia S.A.C. (1995)	televisión por cable
Telefónica Servicios Integrados S.A.C (1996)	servicios vinculados con las telecomunicaciones en los rubros de sistemas informáticos y comunicaciones
Transporte Urgente de Mensajería S.A.C (1998)	mensajería local, nacional e internacional
Telefónica Servicios Comerciales S.A.C (1999)	comercialización de bienes y servicios vinculados con las telecomunicaciones
Servicios Globales de Telecomunicaciones S.A.C (2001)	prestación de servicios de telecomunicaciones y radiocomunicaciones
Servicios Editoriales del Perú S.A.C (2000)	edición, diagramación, impresión, distribución y producción de publicaciones e impresiones
Telefónica Servicios Digitales S.A.C (2000)	administración y explotación de sistemas de consulta electrónica de imágenes convertidas y almacenadas en medios magnéticos
Telefónica Soluciones Globales Holding S.A.C (2000)	inversión en acciones
Telefónica Servicios Técnicos S.A.C (2001)	mantenimiento de equipos y redes de telecomunicaciones
Media Networks Perú S.A.C. (1996)	producción, distribución y comercialización de programas y contenidos de carácter informativo, cultural y de entretenimiento

Estructura de Filiales

Al 31 de diciembre de 2005 Telefónica Empresas Perú S.A.A. no tiene filiales.

Procesos Legales

Telefónica Empresas Perú S.A.A. es parte en diferentes procesos judiciales, administrativos y arbitrales vinculados con el curso normal de sus negocios, sin que pueda considerarse razonablemente que alguno de ellos tendrá un efecto significativo adverso en la posición financiera de la compañía o en el resultado de sus operaciones.

Tratamiento Tributario

La empresa se encuentra sujeta al régimen tributario vigente. En este sentido determina su Impuesto a la Renta aplicando las disposiciones contenidas en el Texto Único Ordenado de dicho tributo aprobado por Decreto Supremo N° 179-2004-EF, sus normas modificatorias y reglamentarias.

Gobierno Corporativo

Acorde con el compromiso del Grupo Telefónica, Telefónica Empresas Perú S.A.A. viene progresivamente implementando prácticas de buen gobierno. Durante el ejercicio 2005, ha adoptado las siguientes medidas orientadas a dotar a su gestión de mayor transparencia:

- Ha convocado oportunamente a su Junta Obligatoria Anual de Accionistas.
- Ha velado por el derecho de información de sus accionistas, brindando a éstos la agenda e información que somete a consideración de la Junta con la debida anticipación.
- Ha facilitado el pleno ejercicio de los derechos de los accionistas en las Juntas Generales de Accionistas, los que han votado en forma directa o a través de sus representantes.
- Ha aplicado una política de información a fin de difundir sus hechos de importancia en forma oportuna, veraz y suficiente. Telefónica Empresas Perú S.A.A. tiene vigente su Normativa de Comunicación de Información a los Mercados, la misma que regula los principios básicos del funcionamiento de los procesos y sistemas de control de la comunicación de información de la empresa, a fin de garantizar que la información relevante sea puesta en conocimiento del mercado en forma oportuna, veraz y suficiente.
- Ha incluido en su página web el Estatuto Social, la Memoria Anual, los resultados económicos trimestrales y anuales, los hechos de importancia del ejercicio y de años anteriores, información diversa sobre el funcionamiento de la empresa y de sus órganos, como son, las normas que rigen el funcionamiento del Directorio y de la Junta General de Accionistas, las mociones que se someten a consideración de estas últimas y los acuerdos que adopta.
- Ha aplicado la Normativa sobre Registro, Comunicación y Control de la Información Financiero-Contable del Grupo Telefónica, instrumento cuyo objeto es mantener los niveles de control necesarios que garantizan un correcto reflejo de las operaciones y saldos incluidos en los estados financieros de cada

sociedad, así como los procesos adecuados para que la información financiero contable de éstas sea completa.

El monto total bruto de las remuneraciones pagadas a los miembros del Directorio en el ejercicio 2005 fue de S/. 891 miles, que representa el 0.34% del nivel de ingresos brutos, según los estados financieros al 31 de diciembre de dicho año de Telefónica del Perú. Por su parte, el monto total bruto de las remuneraciones pagadas a los principales ejecutivos en el ejercicio 2005 fue de S/.3.5 miles , que representa el 1.3% del nivel de ingresos brutos.

Capital Intelectual

Evolución de la Planilla

Telefónica Empresas Perú S.A.A., inició el ejercicio 2005 con un total de 413 trabajadores de los cuales 8 eran directivos, 102 ejecutivos y 303 empleados. En función a los cambios organizativos ocurridos en el año, se generó una rotación del 17.7%. Al cierre del ejercicio 2005, la nomina comprendía 446 trabajadores distribuidos en 9 directivos, 89 ejecutivos y 348 empleados:

	2004	2005	Var %05/04
Permanentes			
Funcionarios	8	9	1%
Empleados	405	437	8%
Total Permanentes	413	446	8%
Temporales			
Programa temporales	114	69	-39%
Total Trabajadores	527	515	-2%

Fuente: Propia empresa

Desarrollo del Talento

En el año 2005, el desarrollo del capital humano continuó siendo uno de los pilares fundamentales de la estrategia de la compañía.

Se continuó impulsando el programa "Compromiso Cliente", orientado a fortalecer el cambio cultural en el Grupo Telefónica y a incrementar los niveles de satisfacción de los Clientes; en ese contexto, se puso énfasis especial en la formación comercial y los programas de certificación en especialidades técnicas.

Competencias con Valores

Se aplicó el modelo de las seis competencias con Valores implementado por el Grupo Telefónica para diagnosticar las competencias del personal de la empresa, con el objetivo de conocer y potenciar las habilidades y áreas de progreso de los trabajadores, identificándose los planes de mejora y compromisos de desarrollo que refuercen la cultura y valores corporativos.

Matriz de Diferenciación

Se implementó en el mes de junio de 2005 un módulo interactivo de Matriz de Diferenciación que permite realizar una medición rápida y efectiva del desempeño y potencial del personal en la empresa.

El proceso permitió que los Gestores de Recursos Humanos identifiquen el posicionamiento de todo el personal de la empresa en la matriz de diferenciación, cuya información sirve de base para el proceso de meritocracia implementado en la empresa.

Programa Trainee 2005

El Programa Trainee está considerado como un programa de formación que tiene como objetivo brindar a jóvenes profesionales o futuros profesionales, la oportunidad de desarrollar su talento en una empresa líder en el sector telecomunicaciones, que les permitirá poner en práctica los conocimientos adquiridos en su centro de estudio.

Los participantes se incorporan a la empresa por el periodo de un año, rotando en un periodo de 4 meses a 3 áreas distintas.

Programa Agentes de Cambio

Programa lanzado a nivel del Grupo Telefónica que tiene como objetivo fundamental "Convertir a Telefónica en el mejor lugar para trabajar", otorgándoles la oportunidad a todos de ser gestores del cambio, a través de la generación de proyectos de mejora del clima laboral.

Clima Laboral

La medición de la percepción del clima laboral y la satisfacción de los trabajadores es una preocupación constante del Grupo Telefónica. Por ello ha definido indicadores cuya aplicación tiene alcance a nivel de todas las empresas gestionadas o participadas por el Grupo Telefónica, con el fin de identificar e impulsar de manera homogénea acciones que contribuyan a la satisfacción de los empleados.

Comunicación Interna

La comunicación interna es una pieza clave de la estrategia de recursos humanos para garantizar el establecimiento de la cultura del Grupo Telefónica y acelerar el proceso de transformación de la compañía en su orientación al cliente.

En este sentido, se considera de suma importancia desarrollar una comunicación fluida con el personal a través de mensajes que mantengan la periodicidad, profundidad y el impacto en el negocio.

Directorio

El Estatuto Social de Telefónica Empresas Perú S.A.A. prevé que el Directorio esté integrado por un mínimo de tres (3) y un máximo de nueve (9) miembros, cuyo número debe ser determinado por la Junta General de Accionistas en forma previa a la elección de los mismos. La Junta General de Accionistas realizada el 26 de marzo de 2003 estableció en siete el número de integrantes del Directorio para el presente mandato de tres años, el mismo que al 31 de diciembre de 2005, está conformado de la siguiente manera:

Directores Titulares	Directores Alternos
Antonio Carlos Valente Da Silva (Presidente)	Michael Duncan Cary Barnard
Bernardo Quinn	Álvaro Badiola Guerra
Claudio Muñoz Zuñiga	Guillermo Checa Gjurinovic
Gabriel Frías García	César Palacios Butrón
Julia María Morales Valentín	Javier Roldán
Juan Revilla Vergara	Luis Gygax Zegarra Ballón
Juan Carlos Ros Brugueras	Ursula Verónica Barrio de Mendoza Ocampo

Renuncias Formuladas en el Ejercicio 2005

El 23 de febrero de 2005, el Directorio aceptó la renuncia formulada por el señor Ricardo Lanfranco Varea, a los cargos de director alterno y de Gerente Central Comercial y Marketing.

En igual sentido, el 30 de junio el Directorio incorporó como directores alternos a través del mecanismo de cooptación a los señores César Palacios Butrón y Álvaro Badiola Guerra, quienes participan en las sesiones de dicho órgano ante el impedimento o ausencia de sus respectivos directores titulares, señores Gabriel Frías García y Bernardo Quinn.

El 30 de septiembre de 2005 se hizo efectiva la renuncia del señor Eduardo Caride al cargo de director titular y el Directorio incorporó como tal a través del mecanismo de cooptación al señor Claudio Muñoz Zuñiga.

Reseña de la Currícula de los Miembros Titulares del Directorio de Telefónica Empresas Perú S.A.A. al 31 de diciembre de 2005:

Antonio Carlos Valente Da Silva fue incorporado al Directorio de Telefónica Empresas Perú S.A.A. y designado presidente de dicho órgano el 15 de diciembre de 2004. Es a su vez presidente del Directorio de Telefónica del Perú S.A.A. desde noviembre de 2004. Previamente fue el máximo responsable de regulación del Grupo Telefónica para América Latina. Ha sido vicepresidente de la Agencia Nacional de Telecomunicaciones (Anatel) del Brasil y en el período 2002-2003 presidió el Foro Latinoamericano de Reguladores de Telecomunicaciones (Regulatel), institución que reúne a 19 países de Latinoamérica y el Caribe. Ha ejercido cargos gerenciales en el Sistema de Telebrás, en las áreas de Ingeniería de Sistemas de Telecomunicaciones, Planeamiento Técnico Operacional y Planeamiento Empresarial. El señor Valente es ingeniero eléctrico y tiene estudios de post grado en administración y negocios, cursos de especialización en gerencia de sistemas y negocios, incluyendo estrategia empresarial por el MIT/Sloan de los Estados Unidos de Norteamérica.

Bernardo Quinn es director titular de Telefónica Empresas Perú S.A.A. desde marzo de 2004, y directivo de Telefónica DataCorp S.A. (España) donde se desempeña como Director General de Telefónica Empresas América. Ha ocupado distintos puestos dentro del Grupo Telefónica desde su ingreso en febrero de 1992, entre los que destaca la dirección de Márketing Estratégico y Calidad en Telefónica de Argentina. El señor Quinn es ingeniero industrial por el Instituto Tecnológico de Buenos Aires y MBA por la Universidad de Harvard (Estados Unidos).

Claudio Muñoz Zuñiga es director titular de Telefónica Empresas Perú desde el 30 de septiembre de 2005. Es presidente ejecutivo de Telefónica Empresas América (Madrid) desde Septiembre de 2005 y a la vez presidente ejecutivo de Telefónica International Wholesale Services S.A.U. desde la misma fecha. Entre sus responsabilidades actuales esta la dirección del segmento de Clientes Empresas del grupo Telefónica para América. Ha sido Gerente General de Telefónica CTC Chile S.A. desde mayo de 1999 hasta agosto de 2005. Anteriormente se desempeñó como vicepresidente de control de gestión para el grupo Telefónica en Chile. El señor Muñoz es Ingeniero Civil Industrial de la Universidad de Chile.

Gabriel Frías García asumió las funciones de director gerente general de Telefonica Empresas Perú S.A.A. el 22 de junio de 2004. Se incorporó al Grupo Telefónica en el año 1978. Trabajó en Telefónica de Argentina, S.A. en la que asumió diferentes responsabilidades como girector dentro de las áreas de Márketing y Planificación Estratégica. En 1997 fue nombrado director de Área de Comunicaciones de Empresa (Grandes Clientes, Pymes y Operadoras) de dicha empresa y en el año 2000 asumió la posición de gerente general de Telefónica Data Argentina. En 2001 se incorporó a Telefónica Data España como director general de la Unidad de Negocio de Comunicaciones de Empresa e Internet. El señor Frías es ingeniero de telecomunicaciones.

Julia María Morales Valentín es Secretaria General y Secretaria del Directorio de Telefónica del Perú S.A.A. desde el 18 de septiembre del 2002. Es directora de la Sociedad desde marzo de 2004. Ha sido Asesora Legal Adjunta de Unión de Cervecerías Peruanas Backus y Johnston S.A.A. desde enero de 1988. Es abogada de la Pontificia Universidad Católica del Perú, ha realizado estudios de post grado en Derecho Civil y Mercantil en el Instituto de Estudios de Iberoamérica y Portugal – Universidad de Salamanca, España. Ha realizado estudios en la Maestría en Derecho Empresarial de la Universidad de Lima y participado en el Insead Senior Leadership Programme desarrollado el año 2003 y en Insead Telecommunicatios Strategy & Marketing llevado a cabo en el 2005.

Juan Revilla Vergara es director titular de Telefónica Empresas Perú S.A.A. desde marzo de 2003 y director de Telefónica del Perú S.A.A. desde el 21 de enero de 2003, fecha en la que se lo designó también como Gerente General de la misma, cargo que desempeñó hasta el 31 de diciembre de 2005, habida cuenta de su nombramiento como Director General de Operaciones de Telefónica Internacional S.A., empresa que controla las operadoras de telefonía fija del Grupo Telefónica en Latinoamérica, con cerca de 24 millones de clientes. Previamente, fue Subdirector General de Compras Corporativas del Grupo Telefónica, cargo que ocupó desde marzo de 2001. Ha sido Vicepresidente de Administración y Finanzas de TELESP, en Brasil; así como Vicepresidente de Control de Telefónica del Perú S.A.A. También ha desarrollado parte de su carrera profesional como analista senior responsable de emisiones en la Comisión Nacional del Mercado de Valores de España. El señor Revilla es Licenciado en Administración de Empresas por la Universidad Pacífico de Lima.

Juan Carlos Ros Brugueras es director titular de Telefónica Empresas Perú S.A.A. desde marzo de 2004. Es Director General de los Servicios Jurídicos de de Telefónica, S.A. y Secretario del Consejo de Administración de Telefónica Internacional, S.A. Es miembro de los Consejos de Administración de diversas empresas del Grupo Telefónica, entre ellas, Telefónica del Perú S.A.A., Telefónica de Argentina S.A., Telecomunicaciones de Sao Paulo -TELESP S.A.,Telefónica Larga Distancia de Puerto Rico Inc. y Compañía de Telecomunicaciones de Chile S.A. El señor Ros se incorporó al Grupo Telefónica en mayo de 1998 como secretario general y vicesecretario del Consejo de Administración de Telefónica Internacional, S.A. En forma previa, ejerció la abogacía en un importante bufete de Barcelona, fue Resident-Partner de un bufete de abogados español en Londres y legal counsel y secretario del Consejo de Administración de diversas sociedades y corporaciones de capital español y extranjero. El señor Ros es licenciado en derecho por la Universidad Central de Barcelona y abogado del Ilustre Colegio de Abogados de Barcelona desde 1985.

Es importante destacar que no hay vinculación por afinidad o consanguinidad entre los miembros del Directorio ni entre éstos y los principales accionistas. Los directores no perciben retribución alguna por su pertenencia o asistencia al Directorio en la medida que los mismos son funcionarios del Grupo Telefónica.

Estructura Orgánica al 31 de diciembre de 2005


GERENCIA
GENERAL
Gabriel Frías
PLANEAMIENTO,
ADMINISTRACION Y FINANZAS
Carlos Araujo
RECURSOS HUMANOS
Milagros Moreno
LEGAL Y
DE REGULACION
Ursula Barrio de Mendoza
COMERCIAL Y MARKETING
César Palacios
SATISFACCIÓN DE CLIENTES
Y SISTEMAS
DE INFORMACIÓN
Luis Gygax
COMUNICACIONES
EMPRESARIALES
Fernando Vereau
SOLUCIONES Y
HOSTING-ASP
Guillermo Checa
OPERACIONES
Carmela Galarza

Nivel de cumplimiento de los principios de buen gobierno corporativo.

La información al respecto de acuerdo con lo establecido en la Resolución Gerencia General de CONASEV N°140-2005-EF/94.11 se encuentra en el Anexo del presente documento.

Gerentes centrales al cierre del ejercicio 2005

Al 31 de diciembre 2005, son gerentes centrales de Telefónica Empresas Perú S.A.A. los siguientes:

Guillermo Checa Gjurinovic	Gerente Central de Soluciones y Hosting - ASP
Luis Gygax Zegarra Ballón	Gerente Central de Satisfacción de Clientes y Sistemas de Información
Carlos Araujo Azalde	Gerente Central de Planeamiento, Administración y Finanzas
Fernando Vereau Montenegro	Gerente Central de Comunicaciones Empresariales
César Palacios Butrón	Gerente Central de Comercial y Marketing

Cambios Ocurridos en las Gerencias Centrales en el Ejercicio 2005

El 23 de febrero de 2005 el Directorio aceptó la renuncia formulada por el señor Ricardo Lanfranco Varea, al cargo de gerente central Comercial y Marketing en el que designó al señor César Palacios Butrón, quien en la misma fecha formuló su renuncia al cargo de gerente central Comercial y Marketing. En la misma fecha el Directorio designó al señor Fernando Vereau Montenegro como Gerente Central de Comunicaciones Empresariales.

Currícula de los Gerentes Centrales al Cierre del Ejercicio 2005

Guillermo Checa Gjurinovic es gerente central de central de Soluciones y Hosting - ASP desde noviembre de 2005; previamente fue gerente central de Atención y Satisfacción de Clientes, así como gerente central de Desarrollo e Implementación de Soluciones, cargo en el que fue nombrado en septiembre de 2001. Ha sido gerente general de Telefónica Servicios Financieros S.A.C. El señor Checa es bachiller en ciencias navales y marítimas de la Escuela Naval del Perú y tiene un post grado en ingeniería de sistemas de la Escuela de Calificaciones para Oficiales.

Luis Gygax Zegarra-Ballón es gerente central de Satisfacción de Clientes y Sistemas de Información desde noviembre de 2005; previamente fue gerente central de Soluciones y Hosting – ASP, así como gerente central de Desarrollo e Implantación de Soluciones, cargo en el que fue nombrado en mayo de 2002. Ha sido gerente de Operaciones, Administración, Recursos Humanos y Sistemas en el sector bancario y de seguros (grupos Crédito, Santander, Wiese) y en el sector previsional (Profuturo AFP). El señor Gygax ha ocupado también diversos cargos en el sector de tecnología de la información en IBM del Perú y en Cosapi Data. Es ingeniero industrial por la Universidad Nacional de Ingeniería.

Fernando Vereau Montenegro es gerente central de Comunicaciones Empresariales desde marzo de 2005. Ingresó al Grupo Telefónica en agosto de 1999, habiendo desempeñado cargos de gerente de Ventas Corporativas y gerente de Productos y Servicios de Datos en Telefónica Data Perú y Telefónica Empresas Perú respectivamente. Anteriormente se desempeñó como Gerente de Operaciones de SITA en Lima. El señor Vereau es bachiller en ciencias navales y marítimas de la Escuela Naval del Perú, cuenta con estudios de postgrado en ingeniería electrónica y comunicaciones en la Escuela de Calificación de Oficiales, maestría en ingeniería de

telecomunicaciones en la Universidad Ricardo Palma y maestría en administración de empresas (MBA) en la Universidad ESAN.

César Palacios Butrón es gerente central de Comercial y Marketing desde febrero de 2005; previamente fue gerente central de Comunicaciones Empresariales, cargo en el que fue nombrado en mayo de 2003. Con veinticuatro años de experiencia en el sector de telecomunicaciones, ha sido gerente de Comunicaciones de Empresa de Telefónica del Perú S.A.A. y ocupado diversos cargos en las áreas comercial, de ingeniería y técnica de dicha empresa. El señor Palacios es ingeniero electrónico graduado por la Universidad Nacional de Ingeniería y tiene especialización en redes de datos, networking y gestión en USA y Canadá.

Carlos Araujo Azalde desempeña el cargo de gerente central de Planeamiento, Administración y Finanzas desde diciembre de 2004. Previamente ocupó diversos cargos en Telefónica del Perú S.A.A. y cuenta con siete años de experiencia en telecomunicaciones. Anteriormente laboró como consultor en las empresas Medina, Zaldívar y Asociados, representante de Arthur Andersen en el Perú, en Noles, Monteblanco y Asociados, representante de BKR Internacional, y en Pazos, López de Romaña, Rodríguez, representantes de BDO Internacional. El señor Araujo es contador público colegiado por la Universidad de Lima, con maestría en dirección de empresas por la Universidad de Piura.

Creciendo en Calidad y Servicio

Lineamientos Estratégicos

Telefónica Empresas Perú, gracias al funcionamiento de redes de transmisión de datos con alta disponibilidad, alcance, performance y acciones orientadas al desarrollo de soluciones personalizadas para las necesidades de cada cliente, se ha mantenido como la empresa líder en el sector de transmisión de datos del país.

Durante el año 2005, Telefónica Empresas Perú y el Grupo Telefónica continúan en un proceso de transformación comercial con el objetivo de lograr un mayor acercamiento a sus clientes, teniendo como principal lineamiento estratégico el aumentar su satisfacción y consolidarnos como socios tecnológicos. Para lograr este objetivo, se han incluido algunos lineamientos estratégicos adicionales, tales como el desarrollo de una oferta innovadora de productos y servicios tecnológicos de alta calidad, crecimiento en la cadena de valor, una excelencia operativa en su gestión, calidad de servicio y un equipo profesional comprometido con estos objetivos.

De esta manera en el 2005, Telefónica Empresas Perú ha orientado sus esfuerzos para desarrollar, aun más, el conocimiento de las necesidades de sus clientes, con el objetivo de satisfacerlas a través de sus productos y servicios de Comunicaciones y de Soluciones de Negocios de alta calidad y última tecnología. La Compañía se ha enfocado en el diseño de nuevos productos que se adecuen a las expectativas y necesidades de los distintos sectores económicos.

Telefónica Empresas Perú tiene como principal compromiso que cada cliente, con una única conexión desde su oficina a nuestra red, disponga de una solución completa, confiable y personalizada. Este compromiso está reflejado en la misión de la empresa: Brindar soluciones integrales de comunicaciones y servicios de información, para convertirnos en su socio tecnológico y acompañar a su empresa en el camino hacia la "empresa digital".

Finalmente, la empresa ha apostado por el desarrollo y crecimiento profesional del equipo humano como parte fundamental de un crecimiento sostenible a largo plazo.
Por ello, en el año 2005, se han desarrollado nuevos planes orientados a aumentar los niveles de satisfacción interna mediante una mayor definición en las líneas de carrera

del personal, así como en la capacitación, entrenamiento y reconocimiento al logro de objetivos individuales y de equipo.

Inversiones

Durante el 2005, las inversiones de Telefónica Empresas Perú estuvieron ligadas a apoyar los lineamientos estratégicos establecidos, asegurando la rentabilidad de las mismas. De esta manera, las inversiones se centraron en mejorar los actuales servicios y desarrollar productos innovadores, de alta calidad y confiabilidad, buscando mejorar la satisfacción de los clientes. La empresa destina un porcentaje significativo de los flujos generados por las operaciones a desplegar e impulsar el desarrollo de los servicios Internet Protocol.

La inversión en el año 2005 ascendió a S/. 24 millones, 30.3% mayor a la registrada en el 2004, y estuvo orientada principalmente a equipos dedicados a los clientes (38%), equipos de Red IP MPLS (24%), proyectos de clientes y ampliación del Data Center (29%), inversiones en sistemas (9%), entre otros.
Las inversiones en equipos dedicados a clientes tuvieron como objetivo el soportar los servicios ofertados por la compañía. Por su parte, la inversión en Soluciones y Hosting ha permitido mejorar la estrategia de acercamiento al cliente con productos de valor agregado para su gestión.

Por otro lado, las inversiones en equipos de red estuvieron ligadas principalmente a mejorar la calidad de los servicios de Datos e Internet a través de una mayor cobertura, mayores niveles de seguridad, nuevos servicios de mayor ancho de banda, mayor respaldo y renovación tecnológica constante.

Las inversiones en sistemas estuvieron relacionadas con los planes de mejora en la operación y gestión interna, teniendo especial cuidado en priorizar las inversiones en aquellos procesos internos que participan en la relación con el cliente.

Compromiso Cliente: Certificaciones ISO 9001/2000

Telefónica Empresas Perú continuó el mejoramiento de sus procesos de atención, contando a la fecha con las certificaciones siguientes:

- ISO 9001-2000 para la gestión de reclamos recibidos en Lima de los servicios de voz (telefonía fija y valor añadido) y del servicio de datos y valor agregado.
- ISO 9001-2000 para los procesos de facturación cíclica de servicios portadores, valor añadido y paquetes que incluyan valor agregado.
- ISO 9001-2000 para la provisión, gestión y mantenimiento de las redes y servicios de conectividad.

Actualmente, se viene trabajando en un Proyecto de Certificación en ISO para T-Empresas, el mismo que tiene como objetivo lograr la certificación de toda la organización para los procesos CORE del negocio. Con ello se busca inculcar una cultura de mejora continua en la organización, el mismo que está orientado a mejorar la satisfacción de nuestros clientes.

Cambios de la Estructura en la Atención al Cliente

Telefónica Empresas ha diseñado un nuevo modelo de atención para sus clientes, con el fin de otorgar una mayor calidad y mejor atención.

Este modelo contempla que la atención de los clientes se realice a través de células de atención segmentadas, de la misma manera que lo están nuestros clientes, es decir, Banca y Finanzas, Gobierno, Cuentas Globales e IDS.

Las células de atención realizan las funciones de gestión de clientes y están compuestas por un equipo de trabajo, liderado por el Gerente de Cuenta. Dicho equipo de trabajo cuenta con la especialidad para cada proceso de venta y post venta.

Planes de Acción

Los Planes de Acción surgen como consecuencia del análisis del resultado de la encuesta de satisfacción del cliente, realizada semestralmente a nuestros clientes.
Los resultados de la mencionada encuesta nos permiten detectar oportunidades de mejora, las cuales son identificadas por los procesos que tienen mayor impacto en el cliente.

Durante el 2005, se analizaron y propusieron 18 Planes de Acción, los mismos que se encuentran en proceso de implementación, 3 de ellos están terminados y se espera que el resto se concluyan durante el primer trimestre del año 2006.

Estos planes de acción buscan reforzar nuestras debilidades internas detectadas en la encuestas de satisfacción de clientes. Dentro de los planes que ya se encuentran implementados figuran el de revisión y mejoras para la aplicación de descuentos de servicios de voz, el mismo que busca mejorar la calidad y los tiempos de entrega de las ofertas comerciales de dicho servicio a los clientes. Asimismo, dentro del proceso de facturación se ha ampliado el envío de información de la prefactura de los servicios de datos a los clientes TOP, con la finalidad de reducir el número de errores de facturación y atrasos en las fechas de entrega de facturas y notas de crédito para este importante grupo de clientes.

Dentro de los planes en ejecución más relevantes podemos mencionar el de la planificación de trabajos en provincias, el mismo que permitirá mejorar la coordinación con el cliente y las contratas en lo que se refiere a las instalaciones y poder cumplir con los plazos comprometidos. Otro plan en ejecución es el que corresponde a la reestructuración de atención de averías a través del Call Center, el mismo que nos permitirá mejorar dicho proceso.

Evolución de los Negocios

La empresa está en capacidad de brindar una "oferta de valor integral" que va desde servicios de voz y datos hasta soluciones de valor añadido para la optimización de los procesos de las empresas como el outsourcing parcial o total de su infraestructura y aplicaciones de tecnología de información.

Nuestra línea de soluciones y servicios nos permite ofrecer toda la cadena de valor, la misma que abarca tres Unidades de Negocios:


E-SOLUTIONS
Redes
Plataformas Tecnológicas
Videoconferencia
Soporte y Mantenimiento
Consultoría
Comercio Electrónico
Intranet/ Extranet
Portal
CRM
Transaccional
...
DATA CENTER
Outsourcing de infraestructura y aplicaciones
CONECTIVIDAD
Accesos alámbricos e inalámbricos
Soluciones Integrales
Seguridad y Gestión

Conectividad:

La línea de negocio de Conectividad comprende la gestión de servicios propios de Telefónica Empresas, que representa el 56.46% de los ingresos propios, y la gestión delegada de servicios de voz e internet de Telefónica del Perú.

Componen el catálogo de la línea, los servicios que solucionan las necesidades de comunicación y compartición de información en las empresas, ofreciendo la mayor cobertura, disponibilidad, tecnología y fiabilidad en:

A. Soluciones de voz

Se incluye en este rubro, los servicios tradicionales de voz, como son las líneas telefónicas analógicas y digitales, así como el tráfico telefónico generado a nivel local, nacional e internacional.

Campañas promocionales como la de Primarios "Paga Sólo Tráfico", Planes Empresariales SLM y Planes de Larga Distancia lograron incrementar nuestra participación en el mercado de servicios de voz.

Adicionalmente a la comercialización de centrales telefónicas incentivamos la migración a equipos IP y en el 2005 incrementamos la oferta, lanzando la línea de servicios gestionados que incorporan proyectos para la administración y gestión de los servicios y equipamiento de voz sean éstos convencionales o IP.

B. Servicios de transmisión de datos a nivel nacional e internacional

Liderando la categoría de soluciones para formación de redes privadas virtuales de alcance nacional, se encuentra el portafolio de servicio IP VPN que al estar basada en tecnología MPLS (Multiprotocol Label Switching) ofrece calidad de servicio para transmisión de aplicaciones de voz y datos, privacidad y gestión total.

Con el objetivo de seguir ampliando las opciones de conectividad, según las necesidades de intercambio de información de las empresas, y conseguir una mayor cobertura del servicios es que en el 2005 lanzamos la IP VPN con acceso satelital, con lo cual se supera la limitación de facilidades técnicas y se complementa la oferta según medios de acceso, quedando la siguiente:

- ADSL (600/256 Kbps, 900/256 Kbps, 1200/256 Kbps)
- Satelital (desde 64 Kbps hasta 512 Kbps)
- TDM (desde 9.6 Kbps hasta 2048 Kbps)
- Ethernet (desde 2 Mbps hasta 400 Mbps)

El lanzamiento de la red IP MPLS con capacidad GigaEthernet (única en el Perú) permitió consolidar a la IP VPN como servicio base en el sector empresarial para el desarrollo de aplicaciones de gran demanda de ancho de banda, como son Disaster Recovery, Storage en Red, Multimedia, entre otros.

Con el fin de ofrecer servicios de movilidad para nuestros clientes, desarrollamos el servicio Teletrabajo IP con lo cual usuarios de la IP VPN tienen la posibilidad de acceder a su red sin importar el lugar donde se encuentre y hacer uso de los aplicativos contenidos en ella utilizando como medio de acceso una conexión a Internet.

En el campo de los servicios internacionales, en el año, lanzamos el servicio IP VPN Internacional que tiene una cobertura a más de 75 países y tecnología MPLS, lo cual le brinda las mismas características y ventajas de la versión nacional.

C. Acceso corporativo a Internet

Diversificamos la oferta de acceso dedicado a Internet , ofreciendo opciones de medios de acceso que se adecuen a los requerimientos del sector empresarial en cuanto a velocidad y cobertura.

Se ha impulsado el uso de la tecnología satelital de banda ancha, reemplazando el anterior servicio de acceso satelital VSAT.

Contamos con dos líneas de negocio, con catálogos de servicios diferenciados de acuerdo al tipo de cliente al cual se dirigen:

- Negocio minorista
  - InfoInternet Empresarial con acceso TDM (desde 128 Kbps hasta 2048 Kbps)
  - InfoInternet con acceso Ethernet (a partir de 3072 Kbps)
  - Internet Satelital de Banda Ancha (128/64 Kbps, 256/128 Kbps y 512/256 Kbps)
- Negocio mayorista
  - Internet@s (desde 1024 Kbps hasta 2048 Kbps)
  - Internet@s con acceso Ethernet (a partir de 3072 Kbps)
  - Internet para Grandes Superficies (desde 128 Kbps hasta 2048 Kbps)

Servicios de Data Center

En el año 2005 estos ingresos representaron 5,9% del total, con un alto crecimiento del recurrente en servicios de valor añadido. Los servicios de esta línea de Negocio están soportados en el Data Center, centro de cómputo especializado y de alto potencial tecnológico.

Estos servicios comprenden desde alojamiento de servidores y una operación básica, hasta el servicio de Outsourcing total e integral de la infraestructura y aplicaciones de tecnologías de información del cliente empresarial. Los servicios de Data Center son brindados con múltiples niveles de servicios o SLA´s definidos a la medida de cada necesidad del cliente y con una atención del personal 7x24.

Las familias de servicios son :

A. Servicios Web y Content Delivery
Servicios de Infraestructura de espacio físico, IT, Comunicaciones y Operación con altas prestaciones para cualquier aplicación o desarrollo en el entorno Internet.

B. Hosting y Servicios Gestionados
Servicios que cubren las necesidades de infraestructura de alta disponibilidad, provisión de plataformas, monitoreo y administración que requieren las aplicaciones y sistemas de información crítica de las empresas.

C. Servicio de Aplicaciones y Help desk
Servicio integral basado en las tecnologías de información con objetivos y necesidades específicas que faculta gestionar a través de un único punto de contacto toda la infraestructura IT de un cliente, permitiendo eficiencias en sus procesos y ahorros en sus costos .

En esta línea de Negocio se ha consolidado el servicio de Soporte a Estaciones de Trabajo (SET) bajo la modalidad de Outsourcing dirigido a clientes empresariales logrando brindar un soporte integral a mas de 37,000 equipos como: Pc´s, impresoras, scanner, PDA´s, POS y servidores con una cobertura a nivel nacional e internacional. Con este servicio bajo la modalidad de Outsourcing permite que las empresas se enfoquen hacia las actividades propias de su negocio, logrando mayor eficiencia y reduciendo costos operativos.

Soluciones de Tecnologías de la Información

Se brinda una oferta integral a través de Soluciones de negocio" llave en mano" adecuadas a las necesidades de nuestros clientes, brindando valor añadido y teniendo como base las tecnologías de información y las comunicaciones. En el año 2005 estos ingresos representaron 23% del total de Telefónica Empresas.

Este rubro está conformado por tres Líneas de Negocio :

A. Soluciones de Infraestructura de Redes: Soluciones tecnológicas de plataforma de Tecnologías de información, infraestructura de redes para el transporte, procesamiento, almacenamiento y acceso a la información. En esta línea se ha consolidado la solución de Telefonía IP con un crecimiento de más del 100 % con

respecto al año 2004 y una fuerte focalización en sectores líderes como : Banca, Finanzas y Gobierno.

B. Soluciones de Seguridad: Soluciones basadas en estándares que aseguran la confidencialidad, integridad y disponibilidad de los activos de información y de las transacciones minimizando los riesgos. En soluciones de seguridad se han realizando diversas consultorias en Hacking ético y la implementación de las normas ISO 17799/ BS 7799.

C. Servicios Transaccionales y Aplicaciones de Negocio: Los Servicios Transaccionales están basados en la tercerización del proceso de transacciones de medios de pago y de acceso de información garantizando la seguridad de las mismas. Actualmente en servicios transaccionales se procesa un promedio de 10 millones de transacciones mensuales, realizando en el 2005 importantes renovaciones de contratos con clientes líderes. El servicio cubre la plataforma tecnológica, el desarrollo de aplicativos y la provisión de servicios de Call Center que realiza las funciones de central de autorizaciones y mesa de ayuda. En referencia a las aplicaciones de negocio se brinda desarrollos de IT a medida que permiten optimizar los procesos de una empresa. Se implementó en el 2005 una Red de más de 150 POS para la cobranza de recibos en cadena de farmacias y estaciones de servicio a Nivel Nacional para el Grupo Telefónica.

Enfoque Sectorial

Atendiendo una iniciativa regional desarrollada en el 2005 que refuerza la intención de acercarnos y conocer mejor a nuestros clientes y sienta las bases del desarrollo , nos focalizamos en el desarrollo sectorial.

Esta iniciativa de largo plazo cubre como primera fase el desarrollo la elaboración de estudios sectoriales, con el objetivo de entender mejor las necesidades específicas del negocio de nuestros clientes y el comportamiento de la industria a la que pertenecen. Este trabajo se completó con la realización de eventos que refuerzan y validan la oferta de valor diseñada sectorialmente. Como segunda fase se trabaja en el diseño y desarrollo de soluciones sectoriales que nuestra propuesta de valor así complementa.

Dentro del marco de la iniciativa regional, durante el año 2005, se busca compartir experiencias regionales relacionadas con el desarrollo sectorial. Como producto de ello, se está trabajando en la adaptación para el Perú de algunas soluciones, así como nos

ha tocado exportar el conocimiento y experiencia local en el desarrollo de servicios de misión crítica para el sector financiero, reflejándose en la adjudicación de un proyecto para la implementación de una Procesadora de Medios de Pago para el mercado venezolano.

Análisis y Comentarios a los Resultados Consolidados

Ingresos de Operación

En el 2005, los ingresos de operación de Telefónica Empresas Perú ascendieron a S/. 266 millones, 1% debajo de los 269 millones registrados el año anterior. Esta caída se explica principalmente porque los ingresos de la empresa son facturados en dólares y la depreciación del dólar americano respecto al nuevo sol produjo una disminución en los ingresos expresados en moneda local. Es importante indicar que los ingresos del negocio en términos de dólares, registraron un crecimiento de 1.6% con relación al 2004.

Datos e Internet

Los ingresos de esta línea alcanzaron los S/. 146 millones, lo que representa un incremento de 2.1% con relación al 2004. Los servicios que han impulsado el incremento de esta línea son los que corresponden al tráfico internet mayorista y RPVs con 15% y 4.3%, respectivamente. Durante el año 2005, el servicio IP VPN registró ingresos por S/. 83.5 millones, lo cual representa un incremento de 1.8% con respecto al año anterior. Cabe resaltar que se lanzó IP-VPN con acceso ethernet lo que representó un ingreso de S/. 2,8 millones en la línea.

Servicios Internacionales

Los ingresos de Servicios Internacionales alcanzaron S/. 9.5 millones en el 2005, lo que representa una disminución de 14.3% con respecto al 2004, como consecuencia de la mayor competencia en el mercado de servicios de transmisión de datos internacionales, con la correspondiente presión en precios y caída de planta.

Tecnologías de la Información

En el 2005 los ingresos de la línea de Tecnologías de la Información crecieron 4.4% con respecto al 2004, alcanzando los S/. 76.7 millones. Los servicios que contribuyeron a este incremento corresponden a la sublínea de Outsourcing Lan-Desktop y Proyectos Tecnologías de la información con 430.9% y 74% respectivamente.

Gastos Operativos

Los gastos de operación de Telefónica Empresas Perú, ascendieron a S/.248 millones, lo que significa un aumento de 0.8 % respecto al 2004. Los gastos que mostraron mayores incrementos fueron los gastos de gestión debido al mayor gasto incurrido por el aumento en las ventas de proyectos en las líneas de negocios de Hosting, Soluciones y Datos e Internet; este incremento se minimiza con la reducción de las provisiones de morosidad como consecuencia de las mejoras continuas en la gestión de cobranza.

Resultado Operativo

La utilidad operativa ascendió a S/. 18 millones en 2005, 20.9% por debajo de la registrada el año anterior. Esta disminución se explica, principalmente, como consecuencia de los mayores gastos de gestión y menores ingresos.

Resultado no Operativo

El resultado no operativo registró una ganancia de S/. 3 millones en el 2005, frente a la pérdida de S/. 1 millón registrada el año anterior. Esta utilidad se explica principalmente por la diferencia de cambio neto a favor en S/. 1.5 millones.

Resultado Neto

En el año 2005 el resultado neto ascendió a S/. 15 millones, 96.6% mayor al registrado en el 2004. Este incremento se vincula con el mejor resultado no operativo y menores apuntes por impuesto a la renta y participación de los trabajadores.

Balance General

Al 31 de diciembre del 2005, la empresa presentó activos totales por S/. 189 millones, lo cual significa un aumento de 1% respecto de diciembre del 2004. El total de activos estuvo conformado por activo fijo neto (47.5%), cuentas por cobrar comerciales (33.8%), caja bancos (8.5%), activo intangible neto (4.4%), otras cuentas por cobrar (2.4%), y otros (3.4%).

El ratio de liquidez – activo corriente sobre pasivo corriente - se incrementó de 1.15 veces en el 2004 a 1.52 veces en el 2005, como consecuencia del aumento de las cuentas por cobrar comerciales netas en S/. 13 millones y la disminución de las cuentas por pagar a empresas relacionadas en S/. 11 millones.

Por otro lado, el activo no corriente se redujo a S/. 100 millones, lo que significa 4.8% con respecto al 2004, debido a ajustes en la depreciación del ejercicio. Finalmente, el patrimonio presentó un aumento de 13.6%, producto del incremento de los resultados acumulados en S/. 15 millones.

Liquidez y Recursos de Capital

El flujo de caja para actividades de operación (que se define como las cobranzas a clientes menos los pagos a proveedores, tributos, intereses, remuneraciones y otros pagos relativos a la actividad) disminuyó en S/. 3,2 millones en 2005 respecto de 2004.

Ello ocurrió debido fundamentalmente al mayor pago de proveedores de bienes y servicios en S/.62 millones. Este aumento en los desembolsos operativos fue contrarrestado en parte por un incremento en la cobranza de clientes de S/. 41 millones, principalmente como resultado de las mejoras en la gestión del circulante. El flujo de caja por actividades de inversión se incrementó de S/. 17 millones en 2004 a S/. 24 millones en 2005. La positiva evolución de los desembolsos por actividades de inversión es explicada principalmente por la mayor adquisición en redes de transmisión de datos. El flujo de caja neto por actividades de financiamiento se redujo en 24% de S/. 34 millones a S/. 21millones resultado principalmente por la disminución de obligaciones, neta de cobros, con empresas relacionadas en S/. 23 millones.

Con respecto a la política del manejo de su tesorería, Telefónica Empresas Perú mantiene un nivel de caja que le permite responder oportunamente a sus necesidades financieras.

Responsables de la Elaboración y la Revisión de la Información Financiera

En la actualidad el señor Carlos Araujo Azalde es el principal funcionario contable de la empresa, quien desempeña tal cargo desde que el señor Juan Luis Krüger Sayán por una decisión personal, renunció a la empresa el 15 de noviembre de 2004.

En ejercicio de las facultades delegadas por la Junta Obligatoria Anual de Accionistas, el Directorio designó como auditor externo para el ejercicio 2005 a la firma Ernst & Young SRL.. Deloitte SRL auditó las cuentas de los ejercicios 2004 y 2003. La designación de nuevos auditores externos para el ejercicio 2005 obedeció al proceso de

selección que a nivel global condujo Telefónica, S.A. a inicios del año 2005. Cabe señalar que ni Ernst & Young SRL ni Deloitte han emitido opinión o salvedad negativa alguna a los estados financieros de la Sociedad o de las empresas sobre las que ésta ejerce control.

Los honorarios pagados a Ernest & Young S.R.L. por la revisión del ejercicio 2005 ascienden a S/. 218 miles.

TELEFONICA EMPRESAS PERU S.A.A.

Estados de Resultados ajustados a soles (000) al 31 de diciembre del 2005

	2004	2005	Variación 2005- 2004	
	S/. 000	S/. 000	%	Absoluta
Ingresos Operativos	**268 797**	**266 079**	**-1.0 %**	**-2 718**
Gastos Operativos	**245 821**	**247 853**	**0.8 %**	**2 032**
Gastos de personal	50 333	50 093	-0.1 %	-240
Gastos de Gestión	158 917	163 810	3.1%	4 893
Tributos	5 626	1 792	-68.1 %	-3 834
Provisión de cobranza dudosa	3 355	2 004	-40.3 %	-1 351
Provisión para desvalorización de existencias	179	2	-99.9 %	-177
Depreciación y Amortización	30 878	30 152	-2.4 %	-726
Trabajo para el inmovilizado	-3 467	0	-100 %	3 467
Resultado Operativo	**22 976**	**18 226**	**-20.7 %**	**-4 750**
Otros Ingresos (gastos)				
Financieros, netos	-1 062	2 237	310.6 %	3 299
Otros Ingresos – Gastos Neto	332	680	104.8 %	348
Corrección Monetaria - REI	-326	0	100 %	326
Resultado No Operativo	**-1 056**	**2 917**	**276.2%**	**3 973**
Resultados antes de impuestos y participaciones	**21 920**	**21 143**	**-3.5 %**	**-777**
Participación de los trabajadores	-4 015	-1 721	57.1 %	2 294
Impuesto a la renta	-10 089	-4 056	59.8 %	6 033
Resultado Neto	**7 816**	**15 366**	**96.6 %**	**7 550**

Telefónica Empresas Perú y sus Accionistas

Estructura de la Propiedad

Al 31 de diciembre de 2005, el capital social de Telefónica Empresas Perú es de S/. 25 518 993,00 representado por 25 518 993 acciones comunes íntegramente suscritas y pagadas cuyo valor nominal por acción es de S/. 1.00. Todas las acciones gozan de los mismos derechos y prerrogativas.

En octubre de 2005, Telefónica del Perú adquirió en rueda de bolsa de la Bolsa de Valores de Lima 25 118 551 acciones de Telefónica Empresas Perú que, adicionales a su participación del 0.002%. En consecuencia, Telefónica Empresas Perú es filial directa de Telefónica del Perú S.A.A., constituyéndose ésta en su principal accionista. Cabe señalar que de dichas acciones 24,773,409 eran de propiedad de Telefónica Datacorp, S.A., empresa del Grupo Telefónica, y 345,142 de accionistas minoritarios.

Las acciones se encuentran listadas en la Bolsa de Valores de Lima bajo la siguiente denominación: TEMPREC1.

Distribución Accionaria

A continuación se muestra la evolución anual de la distribución accionaria.

	2005	2004
Telefónica del Perú S.A.A.	98.432%	0.002%
Telefónica S.A.	0.140%	0.140%
Telefónica Data Corp.	---	97.078%
Accionistas minoritarios	1.428%	2.781%

Fuente: Propia empresa

Al 31 de diciembre de 2005, la participación de los primeros 10 accionistas fue la siguiente:

Accionista	Participación
1er(*)	98.432%
2do.	0.140%
3ro.	0.077%
4to.	0.040%
5to.	0.023%
6to.	0.016%
7mo.	0.015%
8vo.	0.013%
9no.	0.013%
10mo.	0.012%

Fuente: Propia empresa

(*) Telefónica del Perú S.A.A., sociedad anónima abierta constituida en el Perú, pertenece al Grupo Económico de Telefónica, S.A., empresa constituida en España

Acciones con derecho a voto al 31 de diciembre de 2005:

Tenencia	Número de Accionistas	Accionistas	Porcentaje de participación
Menor al 1%	43,687	Otros accionistas	1.57%
Entre el 1% - 5%	0	-	-
Entre el 5% - 10%	0	-	-
Mayor al 10%	1	Telefonica del Perú S.A.A. (*)	98.43%
Total	43,688	n/a	100.00%

(*) Acciones Telefónica del Perú S.A.A.: 25 118 949

Fuente: Propia Empresa

Volumen negociado en la Bolsa de Valores de Lima

Durante el año 2005 el volumen negociado fue de 25,141,157 acciones, de las cuales 25,118,679 se negociaron en octubre. Esto fue resultado de las 25 118 551 acciones adquiridas por Telefónica del Perú a un precio de S/. 9.7 por acción. La capitalización bursátil ascendió a S/. 25,5. millones.

Cotización de las acciones de Telefónica Empresas Perú en la Bolsa de Valores de Lima

Fuente: Bolsa de Valores de Lima

	Ene-05	Feb-05	Mar-05	Abr-05	May-05	Jun-05	Jul-05	Ago-05	Sep-05	Oct-05	Nov-05	Dic-05
Apertura	-	2.800	3.510	-	3.040	3.030	3.100	3.080	8.900	9.700	-	-
Cierre	-	2.800	4.270	-	3.040	3.030	3.050	8.960	8.900	9.700	-	-
Máxima	-	2.800	4.270	-	3.040	3.030	3.100	8.960	8.900	9.700	-	-
Mínima	-	2.800	3.510	-	3.040	3.030	3.050	3.080	8.900	9.680	-	-
Promedio	3.400	2.780	3.410	3.620	3.030	2.980	3.060	4.900	8.120	9.700	8.800	-

Dividendos

El 9 de diciembre de 2003, la Junta General de Accionistas de la Sociedad aprobó la nueva política para el pago de dividendos de la Sociedad, en virtud de la cual puede destinarse a tal fin el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, debiendo en cada oportunidad la Junta determinar el porcentaje y monto que, a tal fin, se destinará, en función de los requerimientos de inversión y la situación financiera de la empresa. Dichos dividendos podrán abonarse en calidad de provisionales o definitivos para cada ejercicio.

El 28 de marzo de 2005 la Junta General de Accionistas aprobó que el íntegro de las utilidades netas del ejercicio 2004, luego de detraída la participación de los trabajadores, la deducción de los impuestos de ley y la reserva legal, sea mantenido en la cuenta de resultados acumulados. para su posterior aplicación, pudiendo destinarse al pago de dividendos.

Fecha de pago	Monto
31 de diciembre de 2003	S/. 0.2427
31 de diciembre de 2003	S/. 0.2276
15 de diciembre de 2004	S/. 0.6012

Fuente: Propia Empresa

Estados Financieros Auditados

Anexo 1: Nivel de Cumplimiento de los Principios de Buen Gobierno Corporativo

-(10150) INFORMACIÓN SOBRE EL CUMPLIMIENTO DE LOS PRINCIPIOS DE BUEN GOBIERNO PARA LAS SOCIEDADES PERUANAS

(Correspondiente al ejercicio 2006)

Razón Social : TELEFÓNICA EMPRESAS PERÚ S.A.A. (En adelante EMPRESA)

RUC :

Dirección : Jorge Basadre 592, Lima 27, Perú

Teléfonos : 210 9000

Fax : 4190934

Página Web : http://www.telefonica.com.pe/empresas/

Correo electrónico : Secretariadirectorio@tp.com.pe

Representante Bursátil : Julia María Morales Valentín

Razón social de la empresa revisora[1] :

I. SECCIÓN PRIMERA: EVALUACIÓN DE 26 PRINCIPIOS

LOS DERECHOS DE LOS ACCIONISTAS

Principios	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
1. Principio (I.C.1. segundo párrafo).- No se debe incorporar en la agenda asuntos genéricos, debiéndose precisar los puntos a tratar de modo que se discuta cada tema por separado, facilitando su análisis y evitando la resolución conjunta de temas respecto de los cuales se puede tener una opinión diferente.					X
2. Principio (I.C.1. tercer párrafo).- El lugar de celebración de las Juntas Generales se debe fijar de modo que se facilite la asistencia de los accionistas a las mismas.					X

a. Indique el número de juntas de accionistas convocadas por la EMPRESA durante el ejercicio materia del presente informe.

TIPO	NÚMERO
JUNTA GENERAL DE ACCIONISTAS	1
JUNTA ESPECIAL DE ACCIONISTAS	-

[1] Solo es aplicable en el caso en que la información contenida en el presente informe haya sido revisada por alguna empresa especializada (por ejemplo: sociedad de auditoría, empresa de consultoría).

b. De haber convocado a juntas de accionistas, complete la siguiente información para cada una de ellas.

FECHA DE AVISO DE CONVOCA-TORIA*	FECHA DE LA JUNTA	LUGAR DE LA JUNTA	TIPO DE JUNTA		QUÓRUM %	N° DE ACC. ASISTENTES	DURACIÓN	
			ESPECIAL	GENERAL			HORA DE INICIO	HORA DE TÉRMINO
2.03.2005	28.03.2005	AV. AREQUIPA 1155, SANTA BEATRIZ		X	97.80%	8	10:05	11:30

* En caso de haberse efectuado más de una convocatoria, indicar la fecha de cada una de ellas.

c. ¿Qué medios, además del contemplado en el artículo 43 de la Ley General de Sociedades, utiliza la EMPRESA para convocar a las Juntas?

(...) CORREO ELECTRÓNICO
(x) DIRECTAMENTE EN LA EMPRESA
(...) VÍA TELEFÓNICA
(X) PÁGINA DE INTERNET
(...) CORREO POSTAL
(...) OTROS. Detalle...
(...) NINGUNO

d. Indique si los medios señalados en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(x) NO SE ENCUENTRAN REGULADOS

e. En caso la EMPRESA cuente con una página web corporativa, ¿es posible obtener las actas de las juntas de accionistas a través de dicha página?

	SÍ	NO
SOLO PARA ACCIONISTAS	(...)	(X)
PARA EL PÚBLICO EN GENERAL	(...)	(X)
SE ENCUENTRAN A DISPOSICIÓN DE LOS ACCIONISTAS Y PÚBLICO EN GENERAL LAS MOCIONES SOMETIDAS A CONSIDERACIÓN DE LA JUNTA Y LOS ACUERDOS ADOPTADOS POR ÉSTA.		

(...) NO CUENTA CON PÁGINA WEB

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
3. Principio (I.C.2).- Los accionistas deben contar con la oportunidad de introducir puntos a debatir, dentro de un límite razonable, en la agenda de las Juntas Generales. Los temas que se introduzcan en la agenda deben ser de interés social y propios de la competencia legal o estatutaria de la Junta. El Directorio no debe denegar esta clase de solicitudes sin comunicar al accionista un motivo razonable.					X

a. Indique si los accionistas pueden incluir puntos a tratar en la agenda mediante un mecanismo adicional al contemplado en la Ley General de Sociedades (artículo 117 para sociedades anónimas regulares y artículo 255 para sociedades anónimas abiertas).

(...) SÍ (x) NO

b. En caso la respuesta a la pregunta anterior sea afirmativa detalle los mecanismos alternativos.

c. Indique si los mecanismos descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(x) NO SE ENCUENTRAN REGULADOS

d. Indique el número de solicitudes presentadas por los accionistas durante el ejercicio materia del presente informe para la inclusión de temas a tratar en la agenda de juntas.

NÚMERO DE SOLICITUDES		
RECIBIDAS	ACEPTADAS	RECHAZAS

La Oficina de Valores ha actualizado información de 668 accionistas de Telefónica Empresas Perú S.A.A. en el ejercicio 2005.

En igual sentido, ha atendido 4033 cartas de accionistas –en este caso el número consolida la información de accionistas de Telefónica del Perú S.A.A., Telefónica Empresas Perú S.A.A. y Telefenica Móviles Perú Holding S.A.A. -

Principio	*Cumplimiento* 0	1	2	3	4
4. Principio (I.C.4.i.).- El estatuto no debe imponer límites a la facultad que todo accionista con derecho a participar en las Juntas Generales pueda hacerse representar por la persona que designe.					***X***

a. De acuerdo con lo previsto en el artículo 122 de la Ley General de Sociedades, indique si el estatuto de la EMPRESA limita el derecho de representación, reservándolo:

(...) A FAVOR DE OTRO ACCIONISTA
(...) A FAVOR DE UN DIRECTOR
(...) A FAVOR DE UN GERENTE
(X) NO SE LIMITA EL DERECHO DE REPRESENTACIÓN

b. Indique para cada Junta realizada durante el ejercicio materia del presente informe la siguiente información:

TIPO DE JUNTA		FECHA DE JUNTA	PARTICIPACIÓN (%) SOBRE EL TOTAL DE ACCIONES CON DERECHO A VOTO	
GENERAL	ESPECIAL		A TRAVÉS DE PODERES	EJERCICIO DIRECTO
(X)	(...)	28/03/05	97%	2.92%%

c. Indique los requisitos y formalidades exigidas para que un accionista pueda representarse en una junta.

FORMALIDAD (INDIQUE SI LA EMPRESA EXIGE CARTA SIMPLE, CARTA NOTARIAL, ESCRITURA PÚBLICA U OTROS)	PODER POR ESCRITO CON FIRMA LEGALIZADA ANTE NOTARIO PÚBLICO.
ANTICIPACIÓN (NÚMERO DE DÍAS PREVIOS A LA JUNTA CON QUE DEBE PRESENTARSE EL PODER)	ANTICIPACIÓN NO MENOR DE 24 HORAS A LA HORA FIJADA PARA LA CELEBRACIÓN DE LA JUNTA GENERAL, SIN CONSIDERAR EN DICHO PLAZO LAS HORAS CORRESPONDIENTES A DÍAS INHÁBILES.
COSTO (INDIQUE SI EXISTE UN PAGO QUE EXIJA LA EMPRESA PARA ESTOS EFECTOS Y A CUÁNTO ASCIENDE)	LA EMPRESA NO EXIGE PAGO ALGUNO.

d. Indique si los requisitos y formalidades descritas en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	**REGLAMENTO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***
(x)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

TRATAMIENTO EQUITATIVO DE LOS ACCIONISTAS

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
5. Principio (II.A.1, tercer párrafo).- Es recomendable que la sociedad emisora de acciones de inversión u otros valores accionarios sin derecho a voto, ofrezca a sus tenedores la oportunidad de canjearlos por acciones ordinarias con derecho a voto o que prevean esta posibilidad al momento de su emisión.					

a. ¿La EMPRESA ha realizado algún proceso de canje de acciones de inversión en los últimos cinco años?

(...) SÍ (...) NO (X) NO APLICA

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
6. Principio (II.B).- Se debe elegir un número suficiente de directores capaces de ejercer un juicio independiente, en asuntos donde haya potencialmente conflictos de intereses, pudiéndose, para tal efecto, tomar en consideración la participación de los accionistas carentes de control. Los directores independientes son aquellos seleccionados por su prestigio profesional y que no se encuentran vinculados con la administración de la sociedad ni con los accionistas principales de la misma.		X			

a. Indique el número de directores dependientes e independientes de la EMPRESA[2].

DIRECTORES	NÚMERO
DEPENDIENTES	7
INDEPENDIENTES	0
Total	**7**

b. Indique los requisitos especiales (distintos de los necesarios para ser director) para ser director independiente de la EMPRESA

(X) NO EXISTEN REQUISITOS ESPECIALES

c. Indique si los requisitos especiales descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) NO SE ENCUENTRAN REGULADOS

d. Indique si los directores de la EMPRESA son parientes en primer grado o en segundo grado de consanguinidad, o parientes en primer grado de afinidad, o cónyuge de:

NOMBRES Y APELLIDOS DEL DIRECTOR	VINCULACIÓN CON:			NOMBRES Y APELLIDOS DEL ACCIONISTA1/. / DIRECTOR / GERENTE	AFINIDAD	INFORMACIÓN ADICIONAL 2/.
	ACCIONISTA1/.	DIRECTOR	GERENTE			
Antonio Carlos Valente Da Silva	NO	NO	NO			
Bernardo Quinn	NO	NO	NO			
Claudio Muñoz Zuñiga	NO	NO	NO			
Julia María Morales Valentín	NO	NO	NO			
Gabriel Frías García	NO	NO	NO			
Juan Revilla Vergara	NO	NO	NO			
Juan Carlos Ros Brugueras	NO	NO	NO			

1/. Accionistas con una participación igual o mayor al 5% de las acciones de la empresa (por clase de acción, incluidas las acciones de inversión).

2/. En el caso exista vinculación con algún accionista incluir su participación accionaria. En el caso la vinculación sea con algún miembro de la plana gerencial, incluir su cargo.

e. En caso algún miembro del Directorio ocupe o haya ocupado durante el ejercicio materia del presente informe algún cargo gerencial en la EMPRESA, indique la siguiente información:

NOMBRES Y APELLIDOS DEL DIRECTOR	CARGO GERENCIAL QUE DESEMPEÑA O DESEMPEÑÓ	FECHA EN EL CARGO GERENCIAL	
		INICIO	TÉRMINO
Gabriel Frías García	Gerente General	22/06/2004	

[2] Los directores independientes son aquellos que no se encuentran vinculados con la administración de la entidad emisora ni con sus accionistas principales.
Para dicho efecto, la vinculación se define en el Reglamento de Propiedad Indirecta, Vinculación y Grupo Económico.
Los accionistas principales, por su parte, son aquellas personas naturales o jurídicas que tienen la propiedad del cinco (5%) o más del capital de la entidad emisora.

f. En caso algún miembro del Directorio de la EMPRESA también sea o haya sido durante el ejercicio materia del presente informe miembro de Directorio de otra u otras empresas inscritas en el Registro Público del Mercado de Valores, indique la siguiente información:

NOMBRES Y APELLIDOS DEL DIRECTOR	DENOMINACIÓN SOCIAL DE LA(S) EMPRESA(S)	FECHA	
		INICIO	TÉRMINO
Antonio Carlos Valente Da Silva	Telefónica del Perú S.A.	24.11.04	
Juan Revilla Vergara	Telefónica del Perú S.A.A	21.01.03	31.12.2005

Los señores Juan Carlo Ros Brugueras y Julia María Morales Valentín son directores alternos de Telefónica del Perú y actuán como directores sólo en caso de impedimento o ausencia de sus respectivos alternos.

COMUNICACIÓN Y TRANSPARENCIA INFORMATIVA

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
7. ***Principio (IV.C, segundo, tercer y cuarto párrafo).- Si bien, por lo general las auditorías externas están enfocadas a dictaminar información financiera, éstas también pueden referirse a dictámenes o informes especializados en los siguientes aspectos: peritajes contables, auditorías operativas, auditorías de sistemas, evaluación de proyectos, evaluación o implantación de sistemas de costos, auditoría tributaria, tasaciones para ajustes de activos, evaluación de cartera, inventarios, u otros servicios especiales. Es recomendable que estas asesorías sean realizadas por auditores distintos o, en caso las realicen los mismos auditores, ello no afecte la independencia de su opinión. La sociedad debe revelar todas las auditorías e informes especializados que realice el auditor. Se debe informar respecto a todos los servicios que la sociedad auditora o auditor presta a la sociedad, especificándose el porcentaje que representa cada uno, y su participación en los ingresos de la sociedad auditora o auditor.***					*X*

a. Indique la siguiente información de las sociedades de auditoría que han brindado servicios a la EMPRESA en los últimos 5 años.

RAZÓN SOCIAL DE LA SOCIEDAD DE AUDITORIA	SERVICIO*	PERIODO	RETRIBUCIÓN**
Medina, Zaldivar, Paredes y Asoc. S.Civil	Auditoria Financiera	2001	100%
Gris, Hernández y Asoc. S.Civil	Auditoria Financiera	2002	100%
Gris, Hernández y Asoc. S.Civil	Auditoria Financiera	2003	100%
Deloitte & Touche SRL	Otros servicios	2003	
Grellaud y Luque, Abogados	Otros servicios	2003	
Gris, Hernández y Asoc. S.Civil	Auditoria Financiera	2004	61.64%
Gris, Hernández y Asoc. S.Civil	Otros servicios	2004	
Price Waterhouse Coopers S.C.R.L.	Otros servicios	2004	
Medina, Zaldivar, Paredes y Asoc. S.Civil	Auditoria Financiera	2005	100%
Grellaud y Luque, Abogados	Otros servicios	2005	
Price Waterhouse Coopers S.C.R.L.	Otros servicios	2005	
Price Waterhouse Coopers S.C.R.L	Otros servicios	2006	

* Incluir todos los tipos de servicios tales como dictámenes de información financiera, peritajes contables, auditorías operativas, auditorías de sistemas, auditoría tributaria u otros servicios especiales.

** Del monto total pagado a la sociedad de auditoría por todo concepto, indicar el porcentaje que corresponde a retribución por servicios de auditoria financiera.

b. Describa los mecanismos preestablecidos para contratar a la sociedad de auditoría encargada de dictaminar los estados financieros anuales (incluida la identificación del órgano de la EMPRESA encargado de elegir a la sociedad auditora).

Telefónica Empresas Perú S.A.A coordina con Telefónica, S.A. el proceso de contratación del auditor externo a fin de beneficiar a la empresa con las sinergias que se generan al interior del Grupo por la contratación de una firma internacional que se encargue de la revisión de las cuentas anuales de las empresas que lo conforman. A fines del ejercicio 2004, Telefónica, S.A. realizó un concurso a efectos de elegir al auditor principal que se encargaría de su auditaría de cuentas y las de su grupo consolidado de empresas, habiendo sido seleccionada la firma internacional Ernst & Young como ganadora de tal proceso.

Telefónica Empresas Perú, respetuosa de su autonomía y la de sus respectivos órganos sociales, sometió a consideración del Directorio la propuesta para la contratación de la firma local de Ernst & Young, el que convalidó tal recomendación y procedió a su designación al amparo de las facultades delegadas por la junta.

En cuanto a los demás servicios de auditoría que se contratan, cabe señalar que se aplica en forma corporativa en las empersas del Grupo Telefónica la "Normativa sobre aprobación previa de servicios a prestar por el auditor externo", en virtud de la cual determinados servicios no pueden ser contratados al auditor principal a fin de salvaguardar la independencia del mismo.

Es importante destacar que anualmente se registra ante Conasev el informe emitido por el auditor externo respecto de las cuentas de la Sociedad, así como el detalle de los servicios contratados a éste y la retribución pagada a éste por tal concepto.

(...) NO EXISTEN MECANISMOS PREESTABLECIDOS

c. Indique si los mecanismos descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(X)	Normativa sobre aprobación previa de servicios a prestar por el auditor externo

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

d. Indique si la sociedad de auditoría contratada para dictaminar los estados financieros de la EMPRESA correspondientes al ejercicio materia del presente informe, dictaminó también los estados financieros del mismo ejercicio para otras empresas de su grupo económico.

(X) SÍ (...) NO

RAZÓN SOCIAL DE LA (S) EMPRESA (S) DEL GRUPO ECONÓMICO (*)
Telefónica Perú Holding S.A.C.
Telefónica Multimedia S.A.C.
Telefónica del Perú S.A.A.
Telfisa Perú S.A.C.
Teleatento del Perú S.A.
Telefónica Móviles S.A.
Telefónica Móviles Perú Holding S.A.A.
Telefónica Publicidad e Información Perú S.A.C.

e. Indique el número de reuniones que durante el ejercicio materia del presente informe el área encargada de auditoría interna ha celebrado con la sociedad auditora contratada.

NÚMERO DE REUNIONES							
0	1	2	3	4	5	MÁS DE 5	NO APLICA
(X)	(...)	(...)	(...)	(...)	(...)	(...)	(..)

Principio	Cumplimiento				
	0	1	2	3	4
8. Principio (IV.D.2).- La atención de los pedidos particulares de información solicitados por los accionistas, los inversionistas en general o los grupos de interés relacionados con la sociedad, debe hacerse a través de una instancia y/o personal responsable designado al efecto.					X

a. Indique cuál (es) es (son) el (los) medio (s) o la (s) forma (s) por la que los accionistas o los grupos de interés de la EMPRESA pueden solicitar información para que su solicitud sea atendida.

	ACCIONISTAS	GRUPOS DE INTERÉS
CORREO ELECTRÓNICO	(X)	(X)
DIRECTAMENTE EN LA EMPRESA	(X)	(X)
VÍA TELEFÓNICA	(X)	(X)
PÁGINA DE INTERNET	(X)	(X)
CORREO POSTAL	(...)	(...)
Otros. Detalle	(...)	(...)

b. Sin perjuicio de las responsabilidades de información que tienen el Gerente General de acuerdo con el artículo 190 de la Ley General de Sociedades, indique cuál es el área y/o persona encargada de recibir y tramitar las solicitudes de información de los accionistas. En caso sea una persona la encargada, incluir adicionalmente su cargo y área en la que labora.

ÁREA ENCARGADA	SECRETARÍA DEL DIRECTORIO/GERENCIA DE MERCADOS

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	CARGO	ÁREA
JULIA MARÍA MORALES VALENTÍN	SECRETARIA DEL DIRECTORIO/REPRESENTANTE BURSÁTIL	SECRETARÍA GENERAL DE TELEFÓNICA DEL PERÚ (FUNCIÓN CORPORATIVA)
FERMÍN ALVAREZ CARRIL	GERENTE CENTRAL DE FINANZAS CORPORATIVA	GERENCIA CENTRAL DE FINANZAS DE TELEFÓNICA DEL PERÚ (FUNCIÓN CORPORATIVA)
ANDRES SIMONS CHIRINOS	GERENTE DE MERCADO DE CAPITALES	GERENCIA CENTRAL DE FINANZAS DE TELEFÓNICA DEL PERÚ (FUNCIÓN CORPORATIVA)

c. Indique si el procedimiento de la EMPRESA para tramitar las solicitudes de información de los accionistas y/o los grupos de interés de la EMPRESA se encuentra regulado en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) LA EMPRESA CUENTA CON UN PROCEDIMIENTO PERO ESTE NO SE ENCUENTRA REGULADO.
(...) NO APLICA. NO EXISTE UN PROCEDIMIENTO PREESTABLECIDO.

d. Indique el número de solicitudes de información presentadas por los accionistas y/o grupos de interés de la EMPRESA durante el ejercicio materia del presente informe.

NÚMERO DE SOLICITUDES		
RECIBIDAS	**ACEPTADAS**	**RECHAZAS**
--	--	--

Las oficinas de Valores han atendido en el ejercicio 2005 668 solicitudes de información de accionistas para efectos de la actualización de sus datos.

En igual sentido, se han contestado 4033 cartas de accinistas, en este último caso la información corresponde en forma consolidada a accionistas de Telefónica Empresas Perú S.A.A., Telefónica del Perú S.A.A. y Telefónica Móviles Perú Holding S.A.A.

e. En caso la EMPRESA cuente con una página web corporativa ¿incluye una sección especial sobre gobierno corporativo o relaciones con accionistas e inversores?

(X) SÍ (...) NO (...) NO CUENTA CON PÀGINA WEB

Cuenta con una página especial de información societaria, en la que se incluye los hechos de importancia, acuerdos de juntas, estatuto social, memorias anuales, entre otra información de relevancia.

f. Durante el ejercicio materia del presente informe indique si ha recibido algún reclamo por limitar el acceso de información a algún accionista.

(...) SÍ (X) NO

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
9.Principio IV.D.3.).- Los casos de duda sobre el carácter confidencial de la información solicitada por los accionistas o por los grupos de interés relacionados con la sociedad deben ser resueltos. Los criterios deben ser adoptados por el Directorio y ratificados por la Junta General, así como incluidos en el estatuto o reglamento interno de la sociedad. En todo caso la revelación de información no debe poner en peligro la posición competitiva de la empresa ni ser susceptible de afectar el normal desarrollo de las actividades de la misma.				X	

g. ¿Quién decide sobre el carácter confidencial de una determinada información?

(X) EL DIRECTORIO
(X) EL GERENTE GENERAL
(...) OTROS. Detalle..........

h. Detalle los criterios preestablecidos de carácter objetivo que permiten calificar determinada información como confidencial. Adicionalmente indique el número de solicitudes de información presentadas por los accionistas durante el ejercicio materia del presente informe que fueron rechazadas debido al carácter confidencial de la información.

No se ha presentado solicitud de información alguna por parte de los accionistas durante el ejercicio materia del presente informe que haya sido rechazada debido al carácter confidencial de la información.

(X) NO EXISTEN CRITERIOS PREESTABLECIDOS

i. Indique si los criterios descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) NO SE ENCUENTRAN REGULADOS

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
10. *Principio (IV.F, primer párrafo).- La sociedad debe contar con auditoría interna. El auditor interno, en el ejercicio de sus funciones, debe guardar relación de independencia profesional respecto de la sociedad que lo contrata. Debe actuar observando los mismos principios de diligencia, lealtad y reserva que se exigen al Directorio y la Gerencia.*					X

a. Indique si la EMPRESA cuenta con un área independiente encargada de auditoría interna.

(X) SÍ (...) NO

b. En caso la respuesta a la pregunta anterior sea afirmativa, dentro de la estructura orgánica de la EMPRESA indique, jerárquicamente, de quién depende auditoría interna y a quién tiene la obligación de reportar.

DEPENDE DE:	Presidente del Directorio de Telefónica del Perú y Presidente de la Direccion General de Auditoria Interna de Telefónica SA
REPORTA A:	Presidente del Directorio de Telefónica del Perú; Director General de Auditoria Interna de Telefónica S.A.; Comité de Auditoria de Telefónica del Perú; Comisión de Auditoría de Telefónica, S.A.

c. Indique cuáles son las principales responsabilidades del encargado de auditoría interna y si cumple otras funciones ajenas a la auditoría interna.

- Apoyar al Directorio y a la Dirección en sus responsabilidades relativas al aseguramiento del sistema de control interno. El control interno comprende todos aquellos procesos que aseguren razonablemente:
  - El cumplimiento de leyes, regulaciones y normas internas.
  - La fiabilidad de la información.
  - La eficacia y eficiencia de las operaciones.
  - La integridad del patrimonio de la organización.
- Las funciones de Auditoría Interna están relacionadas con el Control Interno y son independientes de la gestión de la empresa.

d. Indique si las responsabilidades descritas en la pregunta anterior se encuentran reguladas en algún (os) documento (s) de la **empresa**.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(.X)	(...)	(...)	Estatuto de la función de inspección y auditoria interna corporativas del Grupo Telefónica

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADAS

LAS RESPONSABILIDADES DEL DIRECTORIO

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
11. ***Principio (V.D.1).- El Directorio debe realizar ciertas funciones claves, a saber:*** ***Evaluar, aprobar y dirigir la estrategia corporativa; establecer los objetivos y metas así como los planes de acción principales, la política de seguimiento, control y manejo de riesgos, los presupuestos anuales y los planes de negocios; controlar la implementación de los mismos; y supervisar los principales gastos, inversiones, adquisiciones y enajenaciones.***			X		

a. En caso el Directorio de la EMPRESA se encuentre encargado de la función descrita en este principio, indicar si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) EL DIRECTORIO SE ENCARGA DE LA FUNCIÓN DESCRITA PERO ESTA NO SE ENCUENTRA REGULADA

(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTA FUNCIÓN

Principios	Cumplimiento				
	0	*1*	*2*	*3*	*4*
El Directorio debe realizar ciertas funciones claves, a saber:					
12.***Principio (V.D.2).- Seleccionar, controlar y, cuando se haga necesario, sustituir a los ejecutivos principales, así como fijar su retribución.***				X	
13. Principio (V.D.3).- Evaluar la remuneración de los ejecutivos principales y de los miembros del Directorio, asegurándose que el procedimiento para elegir a los directores sea formal y transparente.				*X*	

a. En caso el Directorio de la EMPRESA se encuentre encargado de las funciones descritas en este principio, indique si ellas se encuentran reguladas en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(X)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(....) EL DIRECTORIO SE ENCARGA DE LAS FUNCIONES DESCRITAS PERO ESTAS NO SE ENCUENTRAN REGULADAS

(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTAS FUNCIONES

b. Indique el órgano que se encarga de:

FUNCIÓN	DIRECTORIO	GERENTE GENERAL	OTROS (Indique)
CONTRATAR Y SUSTITUIR AL GERENTE GENERAL	(X)	(...)	Presidente línea de negocio

CONTRATAR Y SUSTITUIR A LA PLANA GERENCIAL	(..)	(X)	RRHH
FIJAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(...)	(X)	RRHH
EVALUAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(...)	(X)	RRHH
EVALUAR LA REMUNERACIÓN DE LOS DIRECTORES	(...)	(...)	Junta

c. Indique si la EMPRESA cuenta con políticas internas o procedimientos definidos para:

POLÍTICAS PARA:	**SÍ**	**NO**
CONTRATAR Y SUSTITUIR A LOS PRINCIPALES EJECUTIVOS	(X)	(...)
FIJAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(X)	(...)
EVALUAR LA REMUNERACIÓN DE LOS PRINCIPALES EJECUTIVOS	(X)	(...)
EVALUAR LA REMUNERACIÓN DE LOS DIRECTORES	(X)	(...)
ELEGIR A LOS DIRECTORES	(X)	(...)

d. En caso la respuesta a la pregunta anterior sea afirmativa para uno o más de los procedimientos señalados, indique si dichos procedimientos se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	Política para el pago de remuneraciones a los consejeros del Grupo Telefónica; Sistema de Meritocracia; y Sistema de Bandas Salariales Corporativas (todas normativas corporativas aplicables a las empresas del Grupo Telefónica)

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
14. El Directorio debe realizar ciertas funciones claves, a saber: ***Principio (V.D.4).- Realizar el seguimiento y control de los posibles conflictos de intereses entre la administración, los miembros del Directorio y los accionistas, incluidos el uso fraudulento de activos corporativos y el abuso en transacciones entre partes interesadas.***					*X*

a. En caso el Directorio de la EMPRESA se encuentre encargado de la función descrita en este principio, indique si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(X)	(...)	(...)	NORMATIVA DE FUNCIONAMIENTO DEL CANAL DE DENUNCIAS

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) EL DIRECTORIO SE ENCARGA DE LA FUNCIÓN DESCRITA PERO ESTA NO SE ENCUENTRA REGULADA (EL DIRECTORIO, A TRAVÉS DEL COMITÉ DE AUDITORIA DE TELEFÓNICA DEL PERI, QUE ES UN ÓRGANO CREADO POR ÉSTE E INTEGRADO POR DIRECTORES INDEPENDIENTES)

(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTA FUNCIÓN

b. Indique el número de casos de conflictos de intereses que han sido materia de discusión por parte del Directorio durante el ejercicio materia del presente informe.

NÚMERO DE CASOS	0

c. Indique si la EMPRESA o el Directorio de ésta cuenta con un Código de Ética o documento (s) similar (es) en el (los) que se regulen los conflictos de intereses que pueden presentarse.

(x) SÍ (...) NO

En caso su respuesta sea positiva, indique la denominación exacta del documento:
NORMAS DE CONDUCTA PARA FINANCIEROS DEL GRUPO TELEFÓNICA (NORMA CORPORATIVA)

d. Indique los procedimientos preestablecidos para aprobar transacciones entre partes relacionadas.

Principio	***Cumplimiento***				
	0	***1***	***2***	***3***	***4***
15. El Directorio debe realizar ciertas funciones claves, a saber: ***Principio (V.D.5).- Velar por la integridad de los sistemas de contabilidad y de los estados financieros de la sociedad, incluida una auditoría independiente, y la existencia de los debidos sistemas de control, en particular, control de riesgos financieros y no financieros y cumplimiento de la ley.***					X

a. En caso el Directorio de la EMPRESA se encuentra encargado de la función descrita en este principio, indique si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) EL DIRECTORIO SE ENCARGA DE LA FUNCIÓN DESCRITA PERO ESTA NO SE ENCUENTRA REGULADA (EL DIRECTORIO, A TRAVÉS DEL COMITÉ DE AUDITORIA DE TELEFÓNICA DEL PERÚ, QUE ES UN ÓRGANO CREADO POR ÉSTE E INTEGRADO POR TRES DIRECTORES)

(...) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTA FUNCIÓN

b. Indique si la EMPRESA cuenta con sistemas de control de riesgos financieros y no financieros.

(x) SÍ (...) NO

c. Indique si los sistemas de control a que se refiere la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(X)	(...)	(...)	Normativa sobre Registro, Comunicación y Control de la Información Financiero-Contable

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
16. El Directorio debe realizar ciertas funciones claves, a saber: ***Principio(V.D.6).- Supervisar la efectividad de las prácticas de gobierno de acuerdo con las cuales opera, realizando cambios a medida que se hagan necesarios.***				*X*	

a. El Directorio de la EMPRESA se encuentra encargado de la función descrita en este principio?

(...) SÍ

(X) NO

b. Indique los procedimientos preestablecidos para supervisar la efectividad de las prácticas de gobierno, especificando el número de evaluaciones que se han realizado durante el periodo.

c. Indique si los procedimientos descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) NO SE ENCUENTRAN REGULADOS

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
17. El Directorio debe realizar ciertas funciones claves, a saber: ***Principio (V.D.7).- Supervisar la política de información.***			*X*		

a. En caso el Directorio se encuentre encargado de la función descrita en este principio, indicar si esta función del Directorio se encuentra contenida en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) EL DIRECTORIO SE ENCARGA DE LA FUNCIÓN DESCRITA PERO ESTA NO SE ENCUENTRA REGULADA

(X) NO APLICA. EL DIRECTORIO NO SE ENCARGA DE ESTA FUNCIÓN

b. Indique la política de la EMPRESA sobre revelación y comunicación de información a los inversionistas.

El Directorio ha aprobado la Normativa de Comunicación de Información a los Mercados, la misma que regula la política y procedimiento interno para el cumplimiento de las disposiciones legales aplicables en materia de comunicación de información a los mercados. En virtud de dicha política, el representante bursátil, cumpliendo los requisitos de tiempo, forma y medios exigidos por la legislación, tiene la obligación de difundir en forma oportuna a CONASEV los hechos de importancia, otras comunicaciones e información periódica –con excepción de la información financiera, que es registrada en forma directa por el gerente central de Control- que de acuerdo a ley corresponde presentar a la misma mediante

comunicaciones cuyo contenido sea claro y suficiente, de manera tal que no induzca a confusión o engaño. La referida normativa regula el proceso interno que debe seguirse a fin de informar al representante bursátil de la ocurrencia de eventos que constituyan hechos de importancia y que por tanto sean susceptibles de ser informados al mercado.

(...) NO APLICA, LA EMPRESA NO CUENTA CON LA REFERIDA POLÍTICA

c. Indique si la política descrita en la pregunta anterior se encuentra regulada en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(X)	(...)	(...)	Normativa de Comunicación de Información a los Mercados

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRA REGULADA

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
18. Principio (V.E.1).- El Directorio podrá conformar órganos especiales de acuerdo a las necesidades y dimensión de la sociedad, en especial aquélla que asuma la función de auditoría. Asimismo, estos órganos especiales podrán referirse, entre otras, a las funciones de nombramiento, retribución, control y planeamiento. Estos órganos especiales se constituirán al interior del Directorio como mecanismos de apoyo y deberán estar compuestos preferentemente por directores independientes, a fin de tomar decisiones imparciales en cuestiones donde puedan surgir conflictos de intereses.		X			

a. En caso la respuesta a la pregunta anterior sea afirmativa, indique la siguiente información respecto de cada comité del Directorio con que cuenta la EMPRESA

(X) NO APLICA, LA EMPRESA NO CUENTA CON COMITÉS DE DIRECTORIO

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
19. Principio (V.E.3).- El número de miembros del Directorio de una sociedad debe asegurar pluralidad de opiniones al interior del mismo, de modo que las decisiones que en él se adopten sean consecuencia de una apropiada deliberación, observando siempre los mejores intereses de la empresa y de los accionistas.					X

a. Indique la siguiente información correspondiente a los directores de la EMPRESA durante el ejercicio materia del presente informe.

NOMBRES Y APELLIDOS	FORMACIÓN[2]	FECHA		PART. ACCIONARIA[3]	
		INICIO[1]	TÉRMINO	Nº DE ACCIONES	PART. (%)
Directores Dependientes					
Antonio Carlos Valente Da Silva	Ingeniero eléctrico y tiene estudios de post grado en administración y negocios, cursos de especialización en Gerencia de Sistemas y Negocios, incluyendo Estrategia Empresarial por el MIT/Sloan de los Estados Unidos de Norteamérica. Es director de diversas empresas.	15/12/2004	--	--	--
Juan Revilla Vergara	Licenciado en Administración de Empresas por la Universidad Pacífico de Lima. Es director de diversas empresas.	26/03/03	26/03/07	--	--
Bernardo Quinn	Ingeniero industrial por el Instituto Tecnológico de Buenos Aires y MBA por la Universidad de Harvard (Estados Unidos). Es director de diversas empresas	26/03/2004	26/03/2007	--	--
Claudio Muñoz Zuñiga	Ingeniero Civil Industrial de la Universidad de Chile. Es director de diversas empresas.	30/09/2005	26/03/2007	--	--
Gabriel Frías García	Ingeniero de telecomunicaciones.		26/03/2007		
Juan Carlos Ros Brugueras	Licenciado en derecho por la Universidad Central de Barcelona y abogado del Ilustre Colegio de Abogados de Barcelona desde 1985. Es director de diversas empresas.				
Julia María Morales Valetín	Abogada de la Pontificia Universidad Católica del Perú, con estudios de post grado en Derecho Civil y Mercantil en el Instituto de Estudios de Iberoamérica y Portugal – Universidad de Salamanca, España. Ha realizado estudios en la Maestría en Derecho Empresarial de la Universidad de Lima y participado en el Insead Senior Leadership Programme desarrollado el año 2003 y en Insead Telecommunicatios Strategy & Marketing llevado a cabo en el 2005.	26/03/2004	26/03/2007		

[1] Corresponde al primer nombramiento.
[2]. Incluir la formación profesional y si cuenta con experiencia en otros directorios.

[3/] Aplicable obligatoriamente sólo para los directores con una participación sobre el capital social mayor o igual al 5% de las acciones de la empresa.

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
20. Principio (V.F. segundo párrafo).- La información referida a los asuntos a tratar en cada sesión, debe encontrarse a disposición de los directores con una anticipación que les permita su revisión, salvo que se traten de asuntos estratégicos que demanden confidencialidad, en cuyo caso será necesario establecer los mecanismos que permita a los directores evaluar adecuadamente dichos asuntos.				***X***	

i. ¿Cómo se remite a los directores la información relativa a los asuntos a tratar en una sesión de Directorio?

(...) CORREO ELECTRÓNICO
(...) CORREO POSTAL
(X) OTROS. (fax)
(...) SE RECOGE DIRECTAMENTE EN LA EMPRESA

ii. ¿Con cuántos días de anticipación se encuentra a disposición de los directores de la EMPRESA la información referida a los asuntos a tratar en una sesión?

	MENOR A 3 DÍAS	**DE 3 A 5 DÍAS**	**MAYOR A 5 DÍAS**
INFORMACIÓN NO CONFIDENCIAL	(X)	(...)	()
INFORMACIÓN CONFIDENCIAL	(X)	(...)	(...)

c. Indique si el procedimiento establecido para que los directores analicen la información considerada como confidencial se encuentra regulado en algún (os) documento (s) de la EMPRESA.

ESTATUTO	**REGLAMENTO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) LA EMPRESA CUENTA CON UN PROCEDIMIENTO ESTABLECIDO PERO ESTE NO SE ENCUENTRA REGULADO
(X) NO APLICA. LA EMPRESA NO CUENTA CON UN PROCEDIMIENTO

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
21. Principio (V.F. tercer párrafo).- Siguiendo políticas claramente establecidas y definidas, el Directorio decide la contratación de los servicios de asesoría especializada que requiera la sociedad para la toma de decisiones.			***X***		

a. Indique las políticas preestablecidas sobre contratación de servicios de asesoría especializada por parte del Directorio o los directores.

No se cuenta con políticas preestablecidas.

b. Indique si las políticas descritas en la pregunta anterior se encuentran reguladas en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) NO SE ENCUENTRAN REGULADAS

c. Indique la lista de asesores especializados del Directorio que han prestado servicios para la toma de decisiones de la EMPRESA durante el ejercicio materia del presente informe.

En el ejercicio 2005 el Directorio no ha dispuesto la aprobación de servicios especializados.

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
22. Principio (V.H.1).- Los nuevos directores deben ser instruidos sobre sus facultades y responsabilidades, así como sobre las características y estructura organizativa de la sociedad.					X

a. En caso LA EMPRESA cuente con programas de inducción para los nuevos directores, indique si dichos programas se encuentran regulados en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(X) LOS PROGRAMAS DE INDUCCIÓN NO SE ENCUENTRAN REGULADOS
(...) NO APLICA. LA EMPRESA NO CUENTA CON LOS REFERIDOS PROGRAMAS

Principio	*Cumplimiento*				
	0	*1*	*2*	*3*	*4*
23. Principio V.H.3).- Se debe establecer los procedimientos que el Directorio sigue en la elección de uno o más reemplazantes, si no hubiera directores suplentes y se produjese la vacancia de uno o más directores, a fin de completar su número por el período que aún resta, cuando no exista disposición de un tratamiento distinto en el estatuto.					X

a. ¿Durante el ejercicio materia del presente informe se produjo la vacancia de uno o más directores?

(X) SÍ (...) NO

b. En caso la respuesta a la pregunta anterior sea afirmativa, de acuerdo con el segundo párrafo del artículo 157 de la Ley General de Sociedades, indique lo siguiente:.

	SÍ	NO
¿EL DIRECTORIO ELIGIÓ AL REEMPLAZANTE?	(X)	(...)
DE SER EL CASO, TIEMPO PROMEDIO DE DEMORA EN DESIGNAR AL NUEVO DIRECTOR (EN DÍAS CALENDARIO)	En la misma fecha	

c. Indique los procedimientos preestablecidos para elegir al reemplazante de directores vacantes.

De acuerdo con el Estatuto Social, se elige un director alterno por cada titular, el que desempeñará sus funciones en caso de ausencia o impedimento del director titular, bastando su sola presencia en la reunión de Directorio para que se presuma de pleno derecho tal ausencia o impedimento. El Directorio podrá cubrir la vacante del director titular o

del alterno en el supuesto que se produzca la misma. Los directores así elegidos ejercerán sus funciones hasta que se complete el período correspondiente.

(...) NO APLICA. LA EMPRESA NO CUENTA CON PROCEDIMIENTOS

d. Indique si los procedimientos descritos en la pregunta anterior se encuentran contenidos en algún (os) documento (s) de la EMPRESA.

ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*
(X)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

Principios	Cumplimiento				
	0	*1*	*2*	*3*	*4*
24. Principio (V.I, primer párrafo).- Las funciones del Presidente del Directorio, Presidente Ejecutivo de ser el caso, así como del Gerente General deben estar claramente delimitadas en el estatuto o en el reglamento interno de la sociedad con el fin de evitar duplicidad de funciones y posibles conflictos.					X
25. Principio (V.I, segundo párrafo).- La estructura orgánica de la sociedad debe evitar la concentración de funciones, atribuciones y responsabilidades en las personas del Presidente del Directorio, del Presidente Ejecutivo de ser el caso, del Gerente General y de otros funcionarios con cargos gerenciales.					X

a. En caso alguna de las respuestas a la pregunta anterior sea afirmativa, indique si las responsabilidades del Presidente del Directorio; del Presidente Ejecutivo, de ser el caso; del Gerente General, y de otros funcionarios con cargos gerenciales se encuentran contenidas en algún (os) documento (s) de la EMPRESA.

RESPONSABILIDADES DE:	ESTATUTO	REGLAMENTO	MANUAL	OTROS	DENOMINACIÓN DEL DOCUMENTO*	NO ESTÁN REGULADAS	NO APLICA **
PRESIDENTE DE DIRECTORIO	(X)	(X)	(...)	(...)	REGLAMENTO DE TOMA DE DECISIONES	(...)	(...)
PRESIDENTE EJECUTIVO	(...)	(...)	(...)	(...)		(...)	(X)
GERENTE GENERAL	(X)	(X)	(...)	(...)	REGLAMENTO DE TOMA DE DECISIONES	(...)	(...)
PLANA GERENCIAL	(...)	(X)	(...)	(...)	REGLAMENTO DE TOMA DE DECISIONES	(...)	(...)

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.
** En la EMPRESA las funciones y responsabilidades del funcionario indicado no están definidas.

Principio	Cumplimiento				
	0	*1*	*2*	*3*	*4*
26. Principio V.I.5).- Es recomendable que la Gerencia reciba, al menos, parte de su retribución en función a los resultados de la empresa, de manera que se asegure el cumplimiento de su objetivo de maximizar el valor de la empresa a favor de los accionistas.					X

a. Respecto de la política de bonificación para la plana gerencial, indique la(s) forma(s) en que se da dicha bonificación.

(...) ENTREGA DE ACCIONES
(...) ENTREGA DE OPCIONES
(X) ENTREGA DE DINERO
(...) OTROS. Detalle ....
(...) NO APLICA. LA EMPRESA NO CUENTA CON PROGRAMAS DE BONIFICACIÓN PARA LA PLANA GERENCIAL

b. Indique si la retribución (sin considerar bonificaciones) que percibe el gerente general y plana gerencial es:

	REMUNERACIÓN FIJA	**REMUNERACIÓN VARIABLE**	**RETRIBUCIÓN (%)***
GERENTE GENERAL	(X.)	(X)	1.34%
PLANA GERENCIAL	(.X)	(X)	

* Indicar el porcentaje que representa el monto total de las retribuciones anuales de los miembros de la plana gerencial y el gerente general, respecto del nivel de ingresos brutos, según los estados financieros de la EMPRESA.

c. Indique si la EMPRESA tiene establecidos algún tipo de garantías o similar en caso de despidos del gerente general y/o plana gerencial.

(...) SÍ (X) NO

II. SECCIÓN SEGUNDA: INFORMACIÓN ADICIONAL

DERECHOS DE LOS ACCIONISTAS

a. Indique los medios utilizados para comunicar a los nuevos accionistas sus derechos y la manera en que pueden ejercerlos.

(...) CORREO ELECTRÓNICO
(...) DIRECTAMENTE EN LA EMPRESA
(...) VÍA TELEFÓNICA
(...) PÁGINA DE INTERNET
(...) CORREO POSTAL
(...) OTROS. ....
(x) NO APLICA. NO SE COMUNICAN A LOS NUEVOS ACCIONISTAS SUS DERECHOS NI LA MANERA DE EJERCERLOS

b. Indique si los accionistas tienen a su disposición durante la junta los puntos a tratar de la agenda y los documentos que lo sustentan, en medio físico.

(X) SÍ (...) NO

c. Indique qué persona u órgano de la EMPRESA se encarga de realizar el seguimiento de los acuerdos adoptados en las Juntas de accionistas. En caso sea una persona la encargada, incluir adicionalmente su cargo y área en la que labora.

ÁREA ENCARGADA	

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	CARGO	ÁREA
ANTONI O CARLOS VALENTE DA SILVA	PRESIDENTE	PRESIDENCIA
GABRIEL FRIAS GARCÍA	GERENTE GENERAL	GERENCIA GENERAL
JULIA MARIA MORALES VALENTÍN	SECRETARIA GENERAL Y SECRETARIA DEL DIRECTORIO/REPRESENTANTE BURSÁTIL	SECRETARÍA GENERAL

d. Indique si la información referida a las tenencias de los accionistas de la EMPRESA se encuentra en:

(X) La EMPRESA
(.X) UNA INSTITUCIÓN DE COMPENSACIÓN Y LIQUIDACIÓN

e. Indique con qué regularidad la EMPRESA actualiza los datos referidos a los accionistas que figuran en su matrícula de acciones.

PERIODICIDAD	INFORMACIÓN SUJETA A ACTUALIZACIÓN		
	DOMICILIO	CORREO ELECTRÓNICO	TELÉFONO
MENOR A MENSUAL	(X)	(...)	(X)
MENSUAL	(...)	(...)	(...)
TRIMESTRAL	(...)	(...)	(...)
ANUAL	(...)	(...)	(...)
MAYOR A ANUAL	(...)	(...)	(...)

(...) OTROS, especifique ....

f. Indique la política de dividendos de la EMPRESA aplicable al ejercicio materia del presente informe.

FECHA DE APROBACIÓN	9 de diciembre de 2003
ÓRGANO QUE LO APROBÓ	Junta General de Accionistas
POLÍTICA DE DIVIDENDOS (CRITERIOS PARA LA DISTRIBUCIÓN DE UTILIDADES)	Podrá destinarse al pago de dividendos el íntegro de las utilidades netas de cada ejercicio, luego de detraída la participación de los trabajadores, los impuestos de ley y la reserva legal que pudiera corresponder, debiendo en cada oportunidad la Junta determinar el porcentaje y monto que a tal fin se destinará, en función de los requerimientos de inversión y la situación financiera de la empresa. Dichos dividendos podrán abonarse en calidad de provisionales o definitivos para cada ejercicio. En su caso, el Directorio fijará el monto y oportunidades para la distribución de los dividendos provisionales, quedando autorizado a determinar las fechas de registro y entrega respectivas, dentro de los lineamientos aprobados por la Junta.

g. Indique, de ser el caso, los dividendos en efectivo y en acciones distribuidos por la EMPRESA en el ejercicio materia del presente informe y en el ejercicio anterior.

FECHA DE ENTREGA	**DIVIDENDO POR ACCIÓN**	
	EN EFECTIVO	**EN ACCIONES**
CLASE DE ACCIÓN	--	--
EJERCICIO N-1	--	--
EJERCICIO N	--	--
CLASE DE ACCIÓN	--	--
EJERCICIO N-1	--	--
EJERCICIO N	--	--
ACCIONES DE INVERSIÓN	--	--
EJERCICIO N-1	--	--
EJERCICIO N	--	--

DIRECTORIO

h. Respecto de las sesiones del Directorio de la EMPRESA desarrolladas durante el ejercicio materia del presente informe, indique la siguiente información:

NÚMERO DE SESIONES REALIZADAS:	14
NÚMERO DE SESIONES EN LAS CUALES UNO O MÁS DIRECTORES FUERON REPRESENTADOS POR DIRECTORES SUPLENTES O ALTERNOS	0
NÚMERO DE DIRECTORES TITULARES QUE FUERON REPRESENTADOS EN AL MENOS UNA OPORTUNIDAD	0

i. Indique los tipos de bonificaciones que recibe el Directorio por cumplimiento de metas en la EMPRESA.

____

____

(X) NO APLICA. LA EMPRESA NO CUENTA CON PROGRAMAS DE BONIFICACIÓN PARA DIRECTORES

j. Indique si los tipos de bonificaciones descritos en la pregunta anterior se encuentran regulados en algún (os) documento (s) de la empresa.

ESTATUTO	**REGLAMENTO**	**MANUAL**	**OTROS**	**DENOMINACIÓN DEL DOCUMENTO***
(...)	(...)	(...)	(...)	

* Indicar la denominación del documento, salvo en el caso de los Estatutos de la EMPRESA.

(...) NO SE ENCUENTRAN REGULADOS

k. Indique el porcentaje que representa el monto total de las retribuciones anuales de los directores, respecto al nivel de ingresos brutos, según los estados financieros de la EMPRESA.

	RETRIBUCIONES TOTALES (%)
DIRECTORES INDEPENDIENTES	--
DIRECTORES DEPENDIENTES	--

De acuerdo con los "Criterios de Actuación sobre Retribuciones y Compensaciones de los Consejeros de Administración" y el acuerdo adoptado por la junta obligatoria anual de accionistas de Telefónica Empresas Perú el 28 de marzo de 2005, sólo se abona las retribuciones que en cada caso correspondan a los directores de Telefónica del Perú que no sean a su vez funcionarios del Grupo Telefónica.

l. Indique si en la discusión del Directorio, respecto del desempeño de la gerencia, se realizó sin la presencia del gerente general.

(...) SÍ (X) NO

ACCIONISTAS Y TENENCIAS

m. Indique el número de accionistas con derecho a voto, de accionistas sin derecho a voto (de ser el caso) y de tenedores de acciones de inversión (de ser el caso) de la EMPRESA al cierre del ejercicio materia del presente informe.

CLASE DE ACCIÓN (incluidas las de inversión)	**NÚMERO DE TENEDORES** (al cierre del ejercicio)
ACCIONES CON DERECHO A VOTO	25,518,993
ACCIONES SIN DERECHO A VOTO	---
ACCIONES DE INVERSIÓN	---
TOTAL	25,518,993

n. Indique la siguiente información respecto de los accionistas y tenedores de acciones de inversión con una participación mayor al 5% al cierre del ejercicio materia del presente informe.

NOMBRES Y APELLIDOS	**NÚMERO DE ACCIONES**	**PARTICIPACIÓN (%)**	**NACIONALIDAD**
Telefónica del Perú SAA	25,118,949	98.43%	Peruana

OTROS

n. Indique si la empresa tiene algún reglamento interno de conducta o similar referida a criterios éticos y de responsabilidad profesional.

(X) SÍ (...) NO

En caso su respuesta sea positiva, indique la denominación exacta del documento:
Reglamento Interno de Trabajo/ Normas de Conducta Para Financieros Grupo Telefónica

o. ¿Existe un registro de casos de incumplimiento al reglamento a que se refiere la pregunta a) anterior?

(X) SÍ (...) NO

p. En caso la respuesta a la pregunta anterior sea positiva, indique quién es la persona u órgano de la empresa encargada de llevar dicho registro.

ÁREA ENCARGADA	GERENCIA DE RECURSOS HUMANOS

PERSONA ENCARGADA		
NOMBRES Y APELLIDOS	**CARGO**	**ÁREA**
MILAGROS MORENO	GERENTE	GERENCIA DE RECURSOS HUMANOS

q. Para todos los documentos (Estatuto, Reglamento Interno, Manual u otros documentos) mencionados en el presente informe, indique la siguiente información:

DENOMINACIÓN DEL DOCUMENTO	ÓRGANO DE APROBACIÓN	FECHA DE APROBACIÓN	FECHA DE ÚLTIMA MODIFICACIÓN
Estatuto Social	Junta	17 DICIEMBRE 2000	
Normativa sobre Registro, Comunicación y Control de la Información Financiero-Contable	Norma corporativa		
Noramtiva de Comunicación de Información a los Mercados	Directorio	25 de marzo de 2003	
Normas Internas de Conducta	Directorio	16 de junio de 2004	
Reglamento Interno de Trabajo	Gerencia	12 de diciembre de 2001	
Normativa De Funcionamiento Del Canal De Denuncias	Norma Corporativa	20 de julio de 2005	
Normativa de Toma de Decisiones	Norma Corporativa	1 de septeimbre de 2003	

r. Incluya cualquiera otra información que lo considere conveniente.

Fuentes de información

Oficina Principal
Telefónica Empresas Perú S.A.A.
Dirección: Av. Basadre 592-Lima 27, Perú
Teléfono: (511) 210-9000
Fax: (511) 419-0934
Homepage: www.telefonica.com.pe/empresas/

Información Financiera
Gerencia de Central de Administración, Planificación y Finanzas
Responsable: Carlos Araujo Azalde
Telefónica Empresas Perú S.A.A.
Teléfono: (511) 210-9100
E-mail: carlos.araujo@t-empresas.com.pe
Homepage: www.telefonica.com.pe/empresas/

Bolsa de Valores de Lima
Dirección: Pasaje Acuña 106, Lima 100
Teléfono: 619-3333 / 619-3331
Fax: 619-3359
Homepage: www.bvl.com.pe

Cavali ICLV
Dirección: Pasaje Acuña 106, Lima
Teléfono: 311-2200
Fax: 311-2214
Homepage: www.cavali.com.pe

Comisión Nacional Supervisora de Empresas y Valores – CONASEV
Dirección: Av. Santa Cruz 315 - Miraflores, LIMA 18, PERU
Teléfono: 610 6300
Homepage: www.conasevnet.gob.pe

Departamento de Valores
Responsable: María Cisneros Valdivieso
mcisneros@tp.com.pe
Dirección: Av. Jorge Basadre 592 – 1er piso Torre Azul
San Isidro- Lima
Teléfono: 210-4946
Homepage: http://www.telefonica.com.pe/empresasgrupo/accionista/accionista.html

Productos y servicios
Atención al cliente: Telefónica Empresas Perú
Teléfono: 0800-126 26
Homepage: http://www.dataonline.com.pe


APR 0 3 2006
WASH. D.C.
199
SECTION

File No. 82-5133

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 1

APROBACIÓN DE LA GESTIÓN SOCIAL Y DE LOS RESULTADOS ECONÓMICOS DEL EJERCICIO 2005

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO :

Que, de conformidad con lo establecido en el artículo 221 de la Ley General de Sociedades, el Directorio ha formulado la memoria anual y los estados financieros del ejercicio 2005;

Que, de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas, a ser convocada dentro del plazo y con la anticipación prevista por ley, pronunciarse sobre la gestión social y los resultados económicos de la Sociedad expresados en los estados financieros;

El directorio propone la siguiente

MOCIÓN:

1. Aprobar la gestión social y los resultados económicos del ejercicio 2005, los mismos que se expresan en la memoria anual y estados financieros auditados.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N° 2

APLICACIÓN DE UTILIDADES DEL EJERCICIO 2005

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO:

Que, de conformidad con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas, a ser convocada dentro del plazo y con la anticipación prevista por ley, resolver sobre la aplicación de las utilidades que se hubiesen obtenido en el ejercicio;

Que, como resultado de la gestión social correspondiente al año 2005 se ha obtenido una utilidad neta de S/. 15 366 074,00, luego de efectuada la deducción de la participación de los trabajadores y del impuesto a la renta respectivo;

Que, de conformidad con lo establecido en el artículo 229° de la Ley General de Sociedades un mínimo del 10% de la utilidad distribuible del ejercicio, deducido el impuesto a la renta, debe de ser destinado a la reserva legal hasta que ésta alcance un monto igual a la quinta parte del capital social;

Que, es conveniente mantener el resto de las utilidades netas obtenidas en el ejercicio 2005 en la cuenta de resultados acumulados, para su posterior aplicación;

El directorio propone la siguiente

MOCIÓN:

1. Aprobar que el íntegro de las utilidades netas de Telefónica Empresas Perú S.A.A., luego de detraida la reserva legal, se destine a la cuenta de resultados acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos, conforme a la política aprobada por la junta general de accionistas del 9 de diciembre de 2003.

2. Facultar al directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, determine el destino que se dará a los resultados acumulados y al capital adicional una vez que quede íntegramente constituida la reserva legal, pudiendo dicho órgano autorizar el pago de dividendos con cargo al íntegro o parte de éstos, a cuyo efecto se lo autoriza a, en su caso, señalar el monto, las fechas de registro y entrega

respectivas, así como cualquier otro aspecto que se requiera para hacer efectivo tal beneficio.

3. Facultar al directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa, fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la junta obligatoria anual de accionistas en el año 2007 respecto del ejercicio 2006, autorizándolo a tal fin a señalar las fechas de registro y entrega respectivas.

JUNTA OBLIGATORIA ANUAL DE ACCIONISTAS

MOCIÓN N°3

DESIGNACIÓN DE AUDITORES EXTERNOS DEL EJERCICIO 2006

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO:

Que, de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas, a ser convocada dentro del plazo y con la anticipación prevista por ley, designar o delegar en el directorio la designación de los auditores externos de la empresa;

El directorio propone la siguiente

MOCIÓN:

1. Delegar en el directorio la designación de auditores externos para el ejercicio económico 2006

MOCIÓN N°4

RETRIBUCIÓN ANUAL DE LOS DIRECTORES

EL DIRECTORIO DE TELEFÓNICA EMPRESAS PERÚ S.A.A.

CONSIDERANDO :

Que, de acuerdo con lo dispuesto en los artículos 114° de la Ley General de Sociedades y 15° del estatuto social, compete a la junta obligatoria anual de accionistas, a ser convocada dentro del plazo y con la anticipación prevista por ley, determinar la retribución anual de los directores.

El directorio propone la siguiente

MOCIÓN :

1. Mantener como retribución de los directores para el ejercicio económico 2006 la fijada en la junta general de accionistas del 5 de noviembre de 2001, la misma que se abonará a los directores que no sean a su vez ejecutivos de cualesquiera de las empresas del grupo Telefónica.

Lima, 24 de marzo de 2006

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

Por medio de la presente comunicación, Telefónica Empresas Perú S.A.A., en cumplimiento del artículo 28° de la Ley del Mercado de Valores y de la Resolución CONASEV N° 107-2002-EF/94.10, hace de su conocimiento que en la fecha se realizó su junta obligatoria anual de accionistas, la misma que adoptó los siguientes acuerdos:

1. Aprobó la gestión social y los estados financieros auditados al 31 de diciembre de 2005. Cabe señalar que tanto la Memoria Anual como los estados financieros respectivos fueron registrados ante vuestra institución en febrero de 2006.

2. Aprobó que el íntegro de las utilidades netas del ejercicio 2005 sea mantenido en la cuenta de resultados acumulados para su posterior aplicación, pudiendo destinarse al pago de dividendos. En igual sentido facultó al Directorio para que, de considerarlo pertinente y después de evaluar la situación financiera de la empresa: (i) determine el destino que se dará a los resultados acumulados y al capital adicional una vez que quede íntegramente constituida la reserva legal, pudiendo dicho órgano autorizar el pago de dividendos con cargo al íntegro o parte de éstos; y (ii) fije un dividendo provisional a cuenta del dividendo definitivo que apruebe la Junta Obligatoria Anual de Accionistas en el año 2007 respecto del ejercicio 2006.

3. Mantuvo la misma retribución para los directores, la que se abonará únicamente a los directores que no sean a su vez ejecutivos de cualesquiera de las empresas del grupo Telefónica.

4. Delegó facultades en el directorio para la designación de auditores externos del ejercicio 2006.

Sin otro particular, quedamos de ustedes.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

Lima, 27 de marzo de 2006

Señores
Registro Público del Mercado de Valores
COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES – CONASEV
Presente.-

Ref.: **Hechos de Importancia**

De nuestra consideración:

De conformidad con el Art. 28 del Texto Único Ordenado de la Ley de Mercado de Valores, aprobado por Decreto Supremo N° 093-2002-EF y la Resolución Conasev N° 107-2002-EF/94.10, ponemos en su conocimiento en calidad de Hecho de Importancia que en sesión de Directorio de Telefónica Empresas Perú S.A.A. llevada a cabo el día de hoy, se adoptaron los siguientes acuerdos:

1. Aprobar el Proyecto de Fusión entre Telefónica Empresas Perú S.A.A. y Telefónica del Perú S.A.A., elaborado conjuntamente por las gerencias de ambas sociedades (el "Proyecto de Fusión"), el cual propone implementar un proceso de fusión mediante el cual Telefónica del Perú S.A.A. absorbería a Telefónica Empresas Perú S.A.A., extinguiéndose la personalidad jurídica de esta última, sin liquidarse.

2. Facultar a los señores Antonio Carlos Valente Da Silva, de nacionalidad brasileña, identificado con carné de extranjería N° 000258566; Michael Duncan Cary-Barnard, identificado con Documento Nacional de Identidad N° 10803501; Gabriel Frías García, de nacionalidad española, con carné de extranjería N° 000114157; y Julia María Morales Valentín, identificada con Documento Nacional de Identidad N° 08768750, para que actuando individual e indistintamente: (i) determinen la fecha, lugar y hora de realización de la sesión de junta general de accionistas a cuya consideración deberá someterse el Proyecto de Fusión; (ii) establezcan las fechas de corte y registro respectivas para la celebración de la referida sesión de junta general de accionistas; (iii) determinen la agenda que se tratará en dicha junta general de accionistas; (iv) dispongan la publicación de los avisos de convocatoria correspondientes; (v) formulen las mociones que se someterán a consideración de la junta general de accionistas; (vi) modifiquen dichas mociones en forma previa o durante la realización de la sesión de junta general de accionistas; y, (vii) en general, adopten las medidas que resulten necesarias o convenientes para el normal desarrollo de la junta general de accionistas.

En concordancia con lo expresado anteriormente, adjuntamos:

a. El Proyecto de Fusión, en el cual se propone como fecha de vigencia de la operación el 1 de mayo de 2006. Asimismo, el citado documento expresa (i) los criterios utilizados para determinar la relación de canje de las acciones representativas del capital de Telefónica Empresas Perú S.A.A.; (ii) la relación de canje para las acciones representativas del capital de Telefónica Empresas Perú S.A.A.; (iii) la intención de mantener inscritas – luego de la fusión – ante la Bolsa de Valores de Lima las acciones representativas del capital social de Telefónica del Perú S.A.A.; y, (v) la intención de deslistar – luego de la fusión – las acciones representativas del capital social de Telefónica Empresas Perú S.A.A. de la Bolsa de Valores de Lima como consecuencia de la extinción de dicha sociedad.

b. Un cuadro donde se explica la forma en la que se ha determinado la relación de canje de las acciones representativas del capital de Telefónica Empresas Perú S.A.A. que se propone en el Proyecto de Fusión.

Asimismo, cumplimos con indicarles lo siguiente:

a. Que siendo Telefónica Empresas Perú S.A.A. y Telefónica del Perú S.A.A. sociedades cuyos valores se encuentran inscritos en el Registro Público de Mercado de Valores no resulta necesario enviar los estados financieros correspondientes a dichas empresas.

b. Que, conforme se señala en el Proyecto de Fusión, el criterio de valorización de las sociedades participantes en la fusión utilizados para llevar a cabo dicho proceso es el de valorización por flujo de caja libre descontado. Dicha valorización fue realizada por Interinvest S.A., cuya opinión forma parte del Proyecto de Fusión como Anexo 2.

c. Que no existen en Telefónica Empresas S.A.A. ni en Telefónica del Perú S.A.A. (i) derechos especiales; (ii) beneficios acordados a favor de los titulares de acciones representativas del capital social de éstas; ni, (iii) otros privilegios particulares; por lo que no procede adjuntar relación alguna de dichos conceptos.

Quedamos a su disposición para cualquier información adicional que pueda sernos requerida.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.


SEC MAIL PROCESSING
RECEIVED
APR 0 3 2006
WASH. D.C.
199
SECTION

proyecto de fusión








Telefónica







Marzo 2006

Telefónica del Perú S.A.A

Telefónica Empresas Perú S.A.A.

Contenido

Introducción

El presente Proyecto de Fusión (en adelante, el "**Proyecto**") ha sido elaborado – en forma coordinada – por Telefónica del Perú S.A.A. (en adelante, "**Telefónica**") y Telefónica Empresas Perú S.A.A. (en adelante, "**T- Empresas**"), con el objeto de presentar a los respectivos Directorios y Juntas Generales de Accionistas de dichas sociedades una visión clara y completa de la justificación operativa que subyace a la fusión propuesta, así como para exponer todos los aspectos legales y económicos relevantes que deberán ser tomados en cuenta en el desarrollo del proceso en cuestión.

El **Proyecto** será sometido a la consideración de los respectivos Directorios de **Telefónica** y **T-Empresas** y, de ser aprobado, presentado a las respectivas Juntas Generales de Accionistas de dichas sociedades, conforme lo dispone el Artículo 351 de la Ley General de Sociedades.

La fusión que se propone tiene como objetivo que las empresas del Grupo Telefónica dedicadas al negocio de comunicaciones de empresa en Perú, esto es, **Telefónica** y **T-Empresas**, se adecuen a la nueva estructura organizativa del Grupo Telefónica.

En efecto, en septiembre de 2003, para adaptarse a una nueva realidad cada vez más exigente del sector, el Grupo Telefónica aprobó un nuevo modelo de organización que supone, entre otros aspectos, que el negocio de comunicaciones de empresa se integre al negocio de telefonía fija, orientándolo así al servicio de sus clientes y promoviendo la visión del Grupo Telefónica.

Con miras al cumplimiento de dicho objetivo, en octubre de 2005, **Telefónica** adquirió (i) de Telefónica Datacorp, S.A., empresa del Grupo Telefónica, el 97.0783% del capital social de **T- Empresas** y (ii) de accionistas minoritarios, el 1.3525% del capital social de **T- Empresas**, pasando ésta a ser subsidiaria de **Telefónica**. En este sentido, a efectos de culminar el proceso de consolidación del negocio de comunicaciones de empresa del Grupo Telefónica en el Perú, restaría solamente llevar a cabo la unificación de **Telefónica** y **T-Empresas** en una sola compañía a través del proceso de fusión que se propone.

Por ello, el **Proyecto** propone implementar un proceso de fusión mediante el cual **Telefónica** absorbería a **T-Empresas**.

Empresas participantes

Telefónica del Perú S.A.A. (**Telefónica**)

Identificación de la compañía: **Telefónica** es una sociedad anónima abierta con Registro Único de Contribuyente No. 20100017491, debidamente inscrita en la Partida Electrónica No. 11015766 del Registro de Personas Jurídicas de la Oficina Registral del Lima.

El domicilio de **Telefónica** se encuentra ubicado en la Avenida Arequipa 1155, Urbanización Santa Beatriz, Distrito de Lima, Provincia de Lima.

Telefónica cuenta con un capital social ascendente a la suma de S/. 1 704 508 380 (Un mil setecientos cuatro millones quinientos ocho mil trescientos ochenta y 00/100 Nuevos Soles), representado por 1 704 508 380 acciones de un valor nominal de S/. 1.00 (Un Nuevo Sol) cada una, íntegramente suscritas y totalmente pagadas, distribuidas en acciones de las Clases A-1, B y C.

Las acciones de las Clases A-1, B y C representativas del capital de **Telefónica** se encuentran inscritas en el Registro de Valores de la Bolsa de Valores de Lima con el Nemotécnico TELEA1C1, TELEFBC1 y TELEFCC1, respectivamente, así como en el Registro Público del Mercado de Valores de la Comisión Nacional Supervisora de Empresas y Valores (en adelante, "Conasev").

Actividades de la compañía en el mercado: el Estatuto Social de **Telefónica** dispone que ésta tiene como objeto social el desarrollo de las siguientes actividades:

- Explotar y prestar toda clase de servicios de telecomunicaciones, pudiendo para tal efecto dedicarse al diseño, instalación, conservación, refacción, mejora, adquisición, enajenación, interconexión, gestión, administración y cualquier otra actividad vinculada a líneas, satélites, equipos, sistemas, incluyendo base de datos, software e infraestructuras técnicas de telecomunicaciones, actuales o futuras.

- Participar en la operación y explotación de servicios de telecomunicaciones internacionales a través de satélites, cables submarinos y otros medios que ofrezca el desarrollo tecnológico.

- Realizar, para sí o para terceros, trabajos de procesamiento de datos así como investigación, desarrollo, promoción y aplicación de toda clase de principios, componentes y equipos utilizados directa o indirectamente para las telecomunicaciones.

- Comercializar toda clase de bienes y servicios, así como realizar la edición, impresión y comercialización de directorios telefónicos.

- Adquirir y ser titular de acciones, participaciones u otros títulos de sociedades u otras entidades, cualquiera que sea su objeto o actividad.

Para los efectos antes indicados **Telefónica** podrá exportar, importar e internar todo tipo de bienes al país bajo cualquiera de los regímenes aduaneros que permita la ley.

Telefónica podrá, asimismo, dedicarse a cualquier otra actividad comercial, industrial o productiva, relacionada o no con las telecomunicaciones, siempre que lo apruebe el Directorio y coadyuve la realización de los fines sociales. Igualmente podrá realizar todos los actos que considere convenientes para el cumplimiento de su objeto social.

Actualmente las principales líneas de negocio de **Telefónica** son las de telefonía local, servicio de larga distancia, telefonía pública, comunicaciones de empresa así como la de servicios de internet y banda ancha.

Comentarios adicionales: los principales accionistas de **Telefónica** son Telefónica Internacional S.A. y Telefónica Perú Holding S.A.C. con una participación de 50.0333% y 48.0171%, respectivamente. Asimismo, Telefónica, S.A. mantiene una participación de 0.14% en el capital social de **Telefónica**.

Asimismo, debe destacarse que **Telefónica** es titular del 98.4324% de las acciones representativas del capital social de **T-Empresas**.

Telefónica Empresas Perú S.A.A. (**T- Empresas**)

Identificación de la compañía: **T- Empresas** es una sociedad anónima abierta con Registro Único de Contribuyente No. 20500698340 debidamente inscrita en la Partida Electrónica No. 11235480 del Registro de Personas Jurídicas de la Oficina Registral de Lima.

El domicilio de **T-Empresas** se encuentra ubicado en Avenida Jorge Basadre 592, piso 7, distrito de San Isidro, Provincia de Lima.

T- Empresas cuenta con un capital social ascendente a la suma de S/. 25 518 993 (Veinticinco millones quinientos dieciocho mil novecientos noventa y tres y 00/100 Nuevos Soles), representado por 25 518 993 acciones comunes de un valor nominal de S/. 1.00 (Un Nuevo Sol) cada una, íntegramente suscritas y totalmente pagadas, todas pertenecientes a una sola clase de acciones.

Las acciones representativas del capital social de **T-Empresas** se encuentran inscritas en el Registro de Valores de la Bolsa de Valores de Lima con el Nemotécnico TEMPREC1, así como en el Registro Público del Mercado de Valores de la Conasev.

Actividades de la compañía en el mercado: el Estatuto Social de **T- Empresas** dispone que ésta tiene como objeto social dedicarse a la prestación de servicios públicos de telecomunicaciones en general, pudiendo realizar, entre otras, las siguientes actividades:

- Prestar servicios de portador local y portador de larga distancia nacional e internacional.

- Prestar directa o indirectamente acceso a redes internet y a otras redes nacionales e internacionales, sin otra limitación que las que establezcan las disposiciones legales vigentes, así como cualquier otro servicio vinculado a la conmutación y transmisión de datos por paquetes y servicios multimedia; asimismo, podrá dedicarse a la comercialización de todo tipo de productos soportados en redes de telecomunicaciones y brindar servicios conexos con los de su objeto social.

- Prestar directa o indirectamente servicios de asesoría y consultoría en sistemas de información y telecomunicaciones, servicios de desarrollo y explotación de sistemas de información y telecomunicaciones y servicios de procesamiento automático de datos. Identificar, promover y desarrollar proyectos que generen valor agregado para las telecomunicaciones. Estos servicios podrán incluir la provisión, instalación, mantenimiento y operación de sistemas de telecomunicaciones y cómputo en el sentido más amplio, constituidos por elementos de hardware como de software, los que podrán ser propios o de terceros.

Para tales efectos podrá también realizar operaciones de importación y exportación de bienes, pudiendo actuar como representante de firmas nacionales y extranjeras y participar en negociaciones internacionales, acuerdo, convenios, contratos y otros para la prestación de los servicios materia del objeto social.

T-Empresas podrá dedicarse sin reserva ni limitación alguna a todo tipo de negocios lícitos que coadyuven directa o indirectamente a la realización de su objeto social, siempre que así lo apruebe la Junta General de Accionistas.

Para realizar su objeto y practicar las actividades relacionadas con él, **T-Empresas** podrá realizar todos los actos y celebrar todos los contratos permitidos a las sociedades anónimas de acuerdo a lo establecido por la Ley General de Sociedades, a las normas pertinentes del Código Civil y a las demás normas sobre la materia que sean aplicables.

Actualmente **T- Empresas** viene desarrollando sus actividades principalmente en cuatro líneas de negocio, las cuales son: (i) datos e internet; (ii) servicios internacionales de transmisión de datos; (iii) hosting; y, (iv) soluciones de negocio.

Comentarios adicionales: el accionista principal de **T-Empresas** es **Telefónica**, la que posee 25 118 949 acciones representativas del capital social de la primera, esto es, el 98.4324% de las acciones representativas del capital social de aquélla.

La forma propuesta para la fusión

La forma propuesta en el **Proyecto** es una de fusión por absorción prevista en el numeral 2 del Artículo 344 de la Ley General de Sociedades. De esta forma, **Telefónica** absorberá – en vía de fusión por absorción – a **T-Empresas**, extinguiéndose la personalidad jurídica de esta última.

En virtud de la fusión, **Telefónica** asumirá a título universal, y en bloque, el patrimonio de **T-Empresas**, comprendiéndose en la operación la totalidad de los derechos y obligaciones de la sociedad absorbida.

Efectos de la fusión

Aumento de capital en **Telefónica**

Considerando que como consecuencia de la fusión propuesta los patrimonios de **Telefónica** y **T-Empresas** se reunirán en la primera, extinguiéndose la personalidad jurídica de esta última sin necesidad de adoptar un acuerdo de disolución, ni de someterse a un procedimiento de liquidación, **Telefónica** aumentará su capital social. Para dicho aumento del capital social, deberá tenerse en consideración lo siguiente:

Que **Telefónica** es titular de 25 118 949 acciones representativas del capital social de **T-Empresas**. En este sentido, el aumento del capital social en **Telefónica** por efecto de la absorción de **T-Empresas** no considerará la participación que la primera mantiene en el capital social de la segunda.

Que el capital social de **Telefónica** se incrementará en el importe necesario para emitir el número de acciones de la Clase B que se requiere entregar a los accionistas de **T-Empresas** para que éstos alcancen la participación que les corresponde en el capital social de **Telefónica** en función a la valorización de las sociedades participantes en la fusión establecida en la sección *"Criterio de valorización utilizado para la fusión"* del **Proyecto**.

Debido a que el capital social de **T-Empresas**, neto de la participación de **Telefónica**, es inferior al importe en el que se requiere aumentar el capital social de esta última para emitir el total de acciones Clase B que debe entregarse a los accionistas de la primera, el capital de **Telefónica** se incrementará, adicionalmente, con cargo al saldo de la cuenta patrimonial de **T-Empresas** denominada "capital adicional".

Como consecuencia de lo anterior, no existirá correspondencia entre el monto en que se aumenta el capital social en **Telefónica** y el importe del capital social de **T-Empresas**.

Transmisión a título universal

Telefónica asumirá a título universal, y en bloque, todos los derechos, obligaciones y demás relaciones jurídicas que le correspondan a **T-Empresas**, sin reserva ni limitación alguna.

Como parte de la transferencia a título universal, **Telefónica** se convertirá en titular de los derechos, obligaciones y de las relaciones jurídicas que correspondan a **T-Empresas**. (tales como, contratos, procesos judiciales, procesos administrativos, registros administrativos, entre otras).

Participación de los accionistas

Como consecuencia de la fusión, **Telefónica** emitirá acciones de la Clase B a fin de entregarlas a los accionistas de **T-Empresas** (i) en el número necesario para que dichos accionistas alcancen la participación que les corresponde en el capital de **Telefónica** en función a la valorización de **T-Empresas** establecida en la sección *"Criterio de valorización utilizado para la fusión"* del **Proyecto**; (ii) respetando estrictamente la participación accionaria que poseen en el capital de **T-Empresas**; y, (iii) en función a la relación de canje que se establece en la sección *"Relación de reparto y de canje"* del **Proyecto**.

Sin perjuicio de ello, de acuerdo con lo establecido en el Artículo 356 y en el Artículo 200 de la Ley General de Sociedades, los accionistas de **Telefónica** y **T-Empresas** que cumplan con los requisitos establecidos en este último artículo, podrán separarse de la respectiva sociedad observando para ello el procedimiento y los plazos previstos en los Artículos 200 y 355 de la Ley General de Sociedades.

Los accionistas que ejerzan el derecho de separarse, según corresponda, de **Telefónica** y de **T-Empresas** tendrán derecho a que se les reembolse el valor de sus acciones, aplicándose en tal caso las reglas contenidas en el Artículo 200 de la Ley General de Sociedades.

Listado de las acciones de Telefónica

Después de la vigencia de la fusión a que se contrae el **Proyecto**, las acciones de la Clase A-1, de la Clase B y de la Clase C representativas del capital de **Telefónica** continuarán inscritas en el Registro de Valores de la Bolsa de Valores de Lima, así como en el Registro Público del Mercado de Valores de Conasev.

Asimismo, toda vez que la personalidad jurídica de **T-Empresas** se extinguirá como consecuencia de la fusión, se solicitará el deslistado de las acciones representativas de su capital social del Registro de Valores de la Bolsa de Valores de Lima, así como su exclusión del Registro Público del Mercado de Valores de Conasev.

Explicación del Proyecto

Consideraciones económicas de la fusión

En línea con el nuevo modelo de organización aprobado por el Grupo Telefónica a nivel global, **Telefónica** alcanzó una participación en el capital social de **T-Empresas** equivalente al 98.4324%, convirtiéndose ésta en subsidiaria de aquélla. Dado que conforme con el referido modelo de organización debe consolidarse en una sola persona jurídica del Grupo Telefónica el negocio de comunicaciones de empresas en el Perú, la fusión que se propone supone la absorción de **T-Empresas** por **Telefónica**.

Así, la fusión que se propone en el **Proyecto** permitirá – luego de implementada ésta – que **Telefónica** pueda lograr ventajas económicas que redundarán en beneficios para los accionistas de **Telefónica** y **T-Empresas**, entre las cuales se encuentran las siguientes:

Un mejor aprovechamiento de los recursos por las sinergias que se crearían por la unificación de ambas sociedades, en términos de procesos administrativos, gestiones regulatorias y de gestión de redes e infraestructura.

Facilitar el desarrollo de productos y servicios para los clientes del negocio de comunicaciones de empresa.

Facilitar una gestión más eficiente de los recursos económicos y financieros que se destinan al negocio de comunicaciones de empresa.

Optimizar la estructura organizativa reduciendo los costos relacionados con el área comercial, así como los referidos a las inversiones en tecnología.

Facilitar el desarrollo de una política empresarial común para el negocio de comunicaciones de empresa.

Consideraciones legales

Societarias: en vista que el **Proyecto** tiene por finalidad informar al Directorio y a la Junta General de Accionistas de las sociedades involucradas sobre los alcances de la fusión; se considera pertinente realizar una breve exposición de las consideraciones legales más importantes relacionadas con el proceso de reorganización que, de aprobarse el **Proyecto**, iniciarían dichas sociedades.

- *Aprobación del acuerdo de fusión:* de conformidad con el numeral 2 del Artículo 344 de la Ley General de Sociedades, la fusión se realizará en un solo acto, sin

perjuicio de que cada una de las sociedades participantes cumpla con los requisitos prescritos por la ley para los diferentes actos que se ejecutarán.

Para ello, las respectivas Juntas Generales de Accionistas de **Telefónica** y **T-Empresas** adoptarán los acuerdos que les corresponda para la aprobación del **Proyecto**.

Los acuerdos de las Juntas Generales de Accionistas requeridos para llevar a cabo el proceso de fusión, serán aprobados observando el quórum y mayorías de votación calificadas requeridas por la Ley General de Sociedades.

Para someter la fusión a la consideración de las respectivas Juntas Generales de Accionistas de las sociedades involucradas, los Directorios de éstas deberán previamente aprobar – por mayoría absoluta de votos - el **Proyecto** que será propuesto a la aprobación de aquellas.

- *Prohibición de realizar actos significativos:* de conformidad con el Artículo 348 de la Ley General de Sociedades, luego de la aprobación del **Proyecto** por los Directorios de las sociedades involucradas en la operación, éstos y la gerencia de **Telefónica** y **T-Empresas** deberán abstenerse de realizar o ejecutar cualquier acto o contrato que pueda comprometer la aprobación del **Proyecto** por las respectivas Juntas Generales de Accionistas de las empresas participantes o alterar significativamente la relación de canje prevista en la sección "*Relación de reparto y de canje*" del **Proyecto**, hasta la fecha en que las Juntas Generales de Accionistas de cada una de las sociedades participantes se pronuncien sobre la fusión.

- *Formulación de balances generales:* de conformidad con lo establecido en el Artículo 354 de la Ley General de Sociedades, **T-Empresas** formulará un balance general al día anterior de la fecha de entrada en vigencia de la fusión, esto es, al 30 de abril de 2006. Por su parte, **Telefónica** formulará un balance de apertura al día de entrada en vigencia de la fusión, es decir, al 1 de mayo de 2006.

  Los balances referidos en el párrafo anterior deberán quedar formulados y aprobados por el Directorio de **Telefónica** dentro de un plazo máximo de treinta días contados a partir de la fecha de entrada en vigencia de la fusión. Una vez aprobados, los referidos balances serán puestos a disposición de los accionistas, obligacionistas y titulares de derechos de crédito de **Telefónica** durante un plazo de sesenta días en la sede social de ésta.

- *Publicaciones*: los acuerdos de fusión que adopten **Telefónica** y **T-Empresas** se publicarán en forma conjunta por tres veces, con intervalos de cinco días entre cada aviso, de conformidad con lo establecido en el Artículo 355 de la Ley General de Sociedades. Las publicaciones se realizarán en el Diario Oficial "El Peruano" y, cuando menos, en otro diario de amplia circulación en la ciudad de Lima.

- *Derecho de separación:* realizada la última de las publicaciones indicadas en el acápite anterior, los accionistas que cumplan con los requisitos establecidos en la Ley General de Sociedades – y previo cumplimiento de las formalidades detalladas por la misma norma - podrán ejercer su derecho a separarse de sus sociedades.

  Para tal efecto, deberán remitir a las sociedades de las que sean accionistas, dentro de los diez días siguientes a la última de las publicaciones detallada en el apartado anterior, una carta notarial informando sobre el ejercicio del referido derecho.

  En estos casos, las acciones serán reembolsadas de acuerdo con las reglas previstas al efecto en el Artículo 200 de la Ley General de Sociedades.

- *Derecho de oposición:* realizada la última de las publicaciones indicadas anteriormente, los acreedores de las sociedades participantes en la fusión materia del **Proyecto** cuentan con un plazo de treinta días para oponerse a la realización de la fusión, sólo si consideran que ésta perjudicará el pago de sus créditos y siempre que éstos no se encuentren debidamente garantizados.

- *Fecha de entrada en vigencia:* la fecha prevista para la entrada en vigencia de la fusión será el 1 de mayo de 2006.

- *Otorgamiento de la escritura pública:* la escritura pública de fusión se otorgará, si no hubiera oposición de los acreedores, una vez vencido el plazo de treinta días calendario desde la última publicación de los avisos arriba indicados.

  Los acuerdos recogidos en la escritura pública de fusión se inscribirán luego en las partidas registrales de cada una de las sociedades participantes, así como en las partidas registrales de los inmuebles, y bienes muebles registrables de propiedad de **T-Empresas**.

Consideraciones tributarias

- *Fecha de entrada en vigencia de la fusión para efectos tributarios:* desde un punto de vista tributario la fusión también surtirá efectos en la fecha de entrada en vigencia señalada en el acápite que antecede, es decir, el 1 de mayo de 2006. Para tal efecto, se comunicará la mencionada fecha a la Superintendencia Nacional de Administración Tributaria (en adelante, "Sunat") dentro de los diez días hábiles siguientes a la entrada en vigencia de la fusión.

- *Impuesto a la Renta:* la transferencia de todos los activos, corrientes y no corrientes, de **T-Empresas** se efectuará por su valor en libros. Por consiguiente, en **Telefónica** dichos bienes mantendrán el mismo costo computable que tenían antes de realizar la fusión que se propone en el **Proyecto**. En razón de lo expuesto, la transferencia de activos que se efectúe con motivo de la fusión no originará renta gravable.

Por otra parte, en **Telefónica** el valor depreciable y la vida útil de los bienes del activo fijo que se transfieran por efecto de la fusión, serán los mismos que tendrían si éstos se hubieran mantenido en poder de **T-Empresas**.

T-Empresas determinará el Impuesto a la Renta tomando en cuenta el balance formulado al día anterior al de la entrada en vigencia de la fusión, es decir, al 30 de abril de 2006. El impuesto resultante será pagado conjuntamente con la declaración jurada correspondiente, la cual deberá presentarse dentro de los tres meses siguientes de la entrada en vigencia de la fusión.

- *Impuesto General a las Ventas:* la transferencia de bienes que se efectúe como consecuencia de la fusión propuesta en el **Proyecto**, no se encontrará gravada con este tributo.

  La fusión permitirá que, conforme a ley, **T-Empresas** transfiera sus créditos fiscales acumulados (derivados de la adquisición de bienes y servicios) en favor de **Telefónica**. Luego de la fusión, **Telefónica** podrá aplicar dichos créditos fiscales acumulados contra el Impuesto General a las Ventas a su cargo.

- *Impuesto de Alcabala:* como consecuencia de la fusión, **Telefónica** adquirirá la propiedad de los inmuebles de **T-Empresas**. Esta transferencia estará gravada con el Impuesto de Alcabala. La base imponible, sobre la cual se aplicará la tasa del tres por ciento (3%), será el valor en libros de los inmuebles o el valor de autovalúo correspondiente al ejercicio 2006, el que resulte mayor.

  El Impuesto de Alcabala será de cargo de **Telefónica**, el cual deberá pagarse no más tarde del último día hábil del mes siguiente de la fecha fijada para la vigencia de la fusión.

- *Consideraciones laborales:* a partir de la fecha de entrada en vigencia de la fusión los pasivos laborales y cualquier otra contingencia vinculada a éstos, que no fuera cancelada por **T-Empresas** antes de la fecha de entrada en vigencia de la fusión, serán asumidos por **Telefónica**.

  Conforme a lo previsto por la Ley sobre Participación de los Trabajadores en las Utilidades de las Empresas, **Telefónica** y **T-Empresas** deberán efectuar un corte al 30 de abril de 2006, fecha anterior a la entrada en vigencia de la fusión, para determinar los montos que por dicho concepto correspondería pagar a los trabajadores de cada una de las citadas empresas. A partir de la vigencia de la fusión, la participación de los trabajadores – esto es, por el período mayo a diciembre de 2006 – se calculará en base a los estados financieros de **Telefónica**.

  Para efectos del pago de la citada participación correspondiente al período liquidado al 30 de abril de 2006, se tendrán en consideración las siguientes normas:

- De extinguirse la relación laboral del trabajador, el pago se efectuará dentro de los quince (15) días útiles de la entrada en vigencia de la fusión;

- De subsistir la relación laboral, dicho pago se hará efectivo dentro de los treinta días siguientes al vencimiento de plazo para la presentación de la declaración jurada anual del Impuesto a la Renta de **Telefónica**.

Criterio de valorización utilizado para la fusión

Para el establecimiento de la participación que corresponde a los accionistas de **Telefónica** y de **T-Empresas** en el capital de **Telefónica** como consecuencia de la fusión, así como la relación de canje de las acciones que será aplicable a los accionistas de **T-Empresas**, se ha procedido a valorizar a dichas empresas aplicando el método de *Valorización por Flujo de Caja Libre Descontado*. Esta valorización fue realizada por Interinvest S.A., (ver Anexo 2), la cual expresa que "*De acuerdo a los análisis que hemos realizado y cuyo resultado son de conocimiento de vuestras empresas, la metodología primordial utilizada para la valorización de Telefónica del Perú S.A.A. y de Telefónica Empresas Perú S.A.A. ha sido la de Flujos de Caja Descontados. Para tales propósitos se efectuó una proyección de los estados financieros y flujos de caja de Telefónica del Perú S.A.A. y de sus Subsidiarias, excluyendo los flujos de Telefónica Empresas Perú S.A.A., los cuales se proyectaron de manera independiente tomando fundamentalmente los supuestos de ventas, costos, inversiones, depreciaciones entre otros supuestos provistos por éstas.*"

Los resultados obtenidos de dicha valorización, determinan que **Telefónica** representa 28.72331052582 veces el valor de **T-Empresas**. En opinión de Interinvest S.A., dicho múltiplo resulta razonable.

Determinación de las variaciones del capital social y la cantidad total de nuevas acciones comunes de la Clase B a emitirse

El capital social de **Telefónica**, luego del proceso de fusión descrito en este **Proyecto**, quedará incrementado en el importe necesario para emitir el número de acciones de la Clase B que se requiere entregar a los accionistas de **T-Empresas** para que éstos alcancen la participación que les corresponde en el capital social de **Telefónica** en función a la valorización de las sociedades participantes de la fusión establecida en la sección *"Criterio de valorización utilizado para la fusión"* del **Proyecto**, neto del importe correspondiente a la actual participación accionaria que **Telefónica** mantiene en el capital social de **T-Empresas**.

En concordancia con lo señalado en el párrafo precedente, como consecuencia del proceso de fusión el capital social de **Telefónica** se incrementará de la suma de S/. 1 704 508 380 (Un mil setecientos cuatro millones quinientos ocho mil trescientos ochenta y 00/100 Nuevos Soles) a la de S/. 1 705 438 650 (Mil setecientos cinco millones cuatrocientos treinta y ocho mil seiscientos cincuenta y 00/100 Nuevos Soles), es decir en un importe neto de S/. 930 270 (Novecientos treinta mil doscientos setenta y 00/100 Nuevos Soles), resultado de:

Sumar el capital social de **Telefónica** con el de **T-Empresas**, de lo cual se obtiene un resultado de S/. 1 730 027 373 (Mil setecientos treinta millones veintisiete mil trescientos setenta y tres y 00/100 Nuevos Soles).

Restar de la sumatoria de las cifras capital social de **T-Empresas** y **Telefónica** indicada en el numeral precedente, el monto de la participación accionaria que ésta mantiene en el capital social de aquélla, ascendente a S/. 25 118 949 (Veinticinco millones ciento dieciocho mil novecientos cuarenta y nueve y 00/100 Nuevos Soles). De dicha resta se obtiene un resultado de S/. 1 704 908 424 (Mil setecientos cuatro millones novecientos ocho mil cuatrocientos veinticuatro y 00/100 Nuevos Soles).

Sumar al importe resultante de la resta indicada en el punto anterior, un importe de S/. 530 226 (Quinientos treinta mil doscientos veintiséis y 00/100 Nuevos Soles) proveniente de la cuenta patrimonial de **T-Empresas** denominada "capital adicional". Como consecuencia de dicha sumatoria, se obtiene el capital social final de Telefónica ascendiente a S/. 1 705 438 650 (Mil setecientos cinco millones cuatrocientos treinta y ocho mil seiscientos cincuenta y 00/100 Nuevos Soles).

Luego de ejecutada la fusión, el capital social de **Telefónica** estará representado por 1 705 438 650 de un valor nominal de S/. 1.00 (Un Nuevo Sol) cada una, íntegramente suscritas y totalmente pagadas, distribuidas en acciones de la Clases A-1, B y C.

Relación de reparto y de canje

Tomando en consideración el criterio de valoración así como los múltiplos de valor expuestos en el **Proyecto**, el número de acciones de **Telefónica** que recibirá cada accionista de **T-Empresas**, se determinará mediante la aplicación de la relación de canje que se detalla a continuación.

> Los accionistas de **T-Empresas** recibirán, por cada acción de **T-Empresas** de la que fueran titulares a la fecha de registro, 2.325419203890 acciones de la Clase B de **Telefónica**.

Finalmente, se precisa que si como resultado del canje acordado resultaran fracciones iguales o mayores a 0.5 se procederá a completarlas hasta alcanzar una acción, perdiéndose las fracciones menores a 0.5.

Procedimiento para el canje de títulos

El procedimiento que se aplicará para el canje de los títulos de las acciones comunes de la Clase B de **Telefónica**, por las acciones representativas del capital de **T-Empresas** será el siguiente:

De acuerdo con lo establecido en el Artículo 87 de la Ley General de Sociedades, **Telefónica** emitirá y entregará a los accionistas de **T-Empresas** certificados provisionales de acciones de la Clase B, así como efectuará las anotaciones provisionales correspondientes, en la fecha de registro y entrega fijada.

Una vez que la fusión quede inscrita en el Registro de Personas Jurídicas de la Oficina Registral de Lima y de conformidad con lo previsto en el Artículo 87 de la Ley General de Sociedades, **Telefónica** efectuará la emisión y entrega de los certificados definitivos de acciones comunes de la Clase B, y sus anotaciones correspondientes, en la fecha de registro y entrega fijada al efecto.

La entrega de los certificados provisionales o definitivos y/o constancias provisionales o definitivas correspondientes a las acciones de la Clase B se realizará siguiendo el procedimiento y los requisitos establecidos al efecto por Cavali ICLV S.A.

La Gerencia de **Telefónica** quedará facultada para determinar, en cada caso, las fechas de registro y entrega de los certificados provisionales o definitivos y/o constancias provisionales o definitivas correspondientes a las acciones comunes de la Clase B.

Modificación de estatutos

En concordancia con lo expresado en el **Proyecto**, para **Telefónica** la fusión implicará una modificación estatutaria que permita reflejar la variación de su capital social y la posibilidad de emitir certificados provisionales de acciones en línea con lo autorizado por el Artículo 87 de la Ley General de Sociedades.

De este modo, se propone modificar los artículos 5 y 6 del Estatuto Social de **Telefónica** según los textos que se indican a continuación:

"Artículo 5.- El capital de la sociedad es de S/. 1 705 438 650 (Mil setecientos cinco millones cuatrocientos treinta y ocho mil seiscientos cincuenta y 00/100 Nuevos Soles), representado por 1 705 438 650 (Mil setecientos cinco millones cuatrocientos treinta y ocho mil seiscientos cincuenta) acciones nominativas de S/. 1.00 (Un Nuevo Sol) cada una, íntegramente suscritas y pagadas y divididas en tres clases de la siguiente forma:

a) 669 762 378 acciones de la Clase "A-1"
b) 1 035 414 669 acciones de la Clase " B"
c) 261 603 acciones de la Clase "C"

Todas las clases de acciones gozan de los mismos derechos y obligaciones, salvo lo dispuesto en el artículo 27 del estatuto.

El ejercicio del derecho de preferencia para suscribir nuevas acciones se rige por el Artículo 208 de la Ley General de Sociedades y demás normas aplicables. La incorporación del derecho de suscripción preferente en títulos se rige por el artículo 209 y demás normas aplicables.

Las acciones Clase "C" corresponden a los aportes que individualmente realizan los trabajadores de la Sociedad. Son igualmente acciones de la Clase "C" las que resultan de canjear por las acciones de esta clase, las acciones de la Clase "B" que pertenezcan o adquieran individualmente de terceros los trabajadores de la Sociedad.

La Junta General Extraordinaria de Accionistas de fecha 18 de noviembre de 1993 autorizó la emisión inicial de hasta el cinco por ciento (5%) del capital suscrito y pagado de la Sociedad y representado en acciones de la Clase "C"."

"Artículo 6.- Las acciones emitidas de la Sociedad, cualquiera que sea su clase, se podrán representar en certificados de acciones o anotaciones en cuenta, ya sean provisionales o definitivos, o en cualquiera de las formas que permita la Ley. Tratándose de acciones representadas por certificados, sean éstos provisionales o definitivos, corresponde al Presidente y al Secretario del Directorio suscribir conjuntamente éstos, sea mediante firmas autógrafas o medios mecánicos o electrónicos de seguridad.

El régimen de representación de acciones mediante anotaciones en cuenta, sean éstas provisionales o definitivas, se rige por la legislación pertinente del mercado de valores y disposiciones de la Ley General de Sociedades."

Información no aplicable

Las sociedades involucradas en la fusión declaran que no resultan aplicables al **Proyecto** los numerales 5 y 10 del Artículo 347 de la Ley General de Sociedades, razón por la cual, no se incluye información sobre los temas siguientes:

Las compensaciones complementarias derivadas de la fusión; y,

Las modalidades a las que la fusión queda sujeta.

Anexos

Forma parte integrante del **Proyecto**, la documentación que se detalla a continuación:

Anexo 1 Relación de los principales accionistas, directores y administradores de **Telefónica** y de **T-Empresas**.

Anexo 2 Carta emitida por Interinvest S.A.

Anexo 1

Relación de los principales accionistas, directores y administradores de **Telefónica** y de **T-Empresas**

Telefónica

a. Principales accionistas

Nombre	Participación en el capital social
Telefónica Internacional, S.A.	50.0333%
Telefónica Perú Holding S.A.C.	48.0171%

b. Directorio

Titular	Suplente
Antonio Carlos Valente Da Silva	Julia María Morales Valentín
José María Álvarez Pallete – López	Manuel Alvarez - Trongé
José Fernando de Almansa Moreno-Barreda	Eduardo Navarro de Carvalho
Juan Revilla Vergara	Santiago Teresa
Javier Nadal Ariño	Manoel Amorim
Enrique Used Aznar	Mariano de Beer
José María Del Rey Osorio	Manuel Echánove Pasquín
Luis Javier Bastida Ibargüen	Javier Delgado Martínez
Alfonso Ferrari Herrero	Claudio Muñoz Zúñiga

c. Administradores

Nombre	Cargo
Antonio Carlos Valente Da Silva	Presidente del directorio
Michael Duncan Cary - Barnard	Gerente general
José Fermín Álvarez Carril	Gerente central de finanzas
Manuel Lara Gómez	Gerente central de auditoria interna
Ludwig Meier Cornejo	Gerente central de relaciones institucionales
Julia María Morales Valentín	Secretaria General
Carlos Oviedo Valenzuela	Gerente central de comunicación corporativa
Vicente Arnaiz Muñoz	Vice Presidente Pymes
Álvaro Badiola Guerra	Vice Presidente Control de Gestión
Luis Delamer	Vice Presidente Mayorista y Regulatorio
Gabriel Frías García	Vice Presidente Empresas
Dennis Fernando Fernández Armas	Vice Presidente Servicios Comerciales y Administrativos

César Andrade Nicoli	Vice Presidente Recursos Humanos
Juan José García Pagán	Vice Presidente de Servicios de Red
Carlos Graham Sardi	Vice Presidente Residencial

T-Empresas

a. Principales accionistas

Nombre	Participación en el capital social
Telefónica del Perú S.A.A.	98.4324%

b. Directorio

Titular	Suplente
Antonio Carlos Valente Da Silva (Presidente)	Michael Duncan Cary Barnard
Bernardo Quinn	Álvaro Badiola Guerra
Claudio Muñoz Zuñiga	Guillermo Checa Gjurinovic
Gabriel Frías García	César Palacios Butrón
Julia María Morales Valentín	Javier Roldán
Juan Revilla Vergara	Luis Gygax Zegarra Ballón
Juan Carlos Ros Brugueras	Ursula Verónica Barrio de Mendoza Ocampo

c. Administradores

Nombre	Cargo
Gabriel Frias Garcia	Gerente general
Guillermo Checa Gjurinovic	Gerente central de Soluciones y Hosting - ASP
Luis Gygax Zegarra Ballón	Gerente central de Satisfacción de Clientes y Sistemas de Información
Carlos Araujo Azalde	Gerente central de Planeamiento, Administración y Finanzas
Fernando Vereau Montenegro	Gerente central de Comunicaciones Empresariales
César Palacios Butrón	Gerente central de Comercial y Marketing

Anexo 2

Carta emitida por el Interinvest S.A.



17 de Marzo de 2006

Señores
Telefónica del Perú S.A.A.
Telefónica Empresas Perú S.A.A.
Presente.-

Estimados Señores:

De acuerdo a lo establecido en la propuesta de servicios que les remitiéramos con fecha 3 de Febrero de 2006 hemos realizado las valorizaciones del patrimonio de Telefónica del Perú S.A.A. y de Telefónica Empresas Perú S.A.A. (en adelante, "LAS EMPRESAS").

Interinvest ha elaborado estas valorizaciones sobre la base de información de carácter general proporcionada por representantes de LAS EMPRESAS y de información de dominio público obtenida por Interinvest.

Dichas valorizaciones han sido efectuadas sobre la base de (i) la situación actual de LAS EMPRESAS. y, (ii) asumiendo que la Junta Obligatoria Anual de Accionistas de Telefónica del Perú S.A.A. convocada para los días 24 y 28 de marzo de 2006 y 1 de abril de 2006 en primera, segunda y tercera convocatorias, respectivamente, apruebe la moción que el Directorio acordó someter a su consideración en sesión del 14 de febrero de 2006, y que fue comunicada como hecho de importancia en la misma fecha, en la cual se propone amortizar 17'456,037 acciones de la clase B de propia emisión que dicha sociedad mantiene en cartera con cargo al capital social y a la cuenta de resultados acumulados.

Interinvest no ha realizado un proceso de *due diligence* de LAS EMPRESAS ni de la información recibida de aquellas, por lo que no ha verificado ni confirmado dicha información, y no garantiza, expresa o implícitamente, la exactitud, suficiencia o integridad de la misma. En particular, Interinvest no ha realizado una auditoría financiera ni operativa de la información recibida de LAS EMPRESAS, ni ha mantenido reuniones con los auditores de aquellas, ni ha realizado verificaciones de posibles contingencias de LAS EMPRESAS. En este sentido Interinvest se exime expresamente de cualquier obligación o responsabilidad originada, parcial o totalmente, a partir de dicha información, así como de los errores u omisiones que pudieran afectar a la referida información.

De esta forma, dichas estimaciones de valor no constituyen una propuesta, consejo, sugerencia o recomendación de inversión, ni de ningún otro tipo, ni deben ser tomadas como una indicación, representación, aseveración, garantía, compromiso, ni afirmación de lo que será el comportamiento futuro del valor del patrimonio de LAS EMPRESAS. El lector de esta comunicación manifiesta su reconocimiento y aceptación de que Interinvest expresamente no acepta ni estará sujeto a ninguna responsabilidad que emane de la información proporcionada por LAS EMPRESAS.

Av. Carlos Villarán 140,
Torre A piso 18 - Lima 13
T (511) 219 2200
F (511) 219 2220



De acuerdo a los análisis que hemos realizado y cuyo resultado son de conocimiento de vuestras empresas, la metodología primordial utilizada para la valorización de Telefónica del Perú S.A.A. y de Telefónica Empresas Perú S.A.A. ha sido la de Flujos de Caja Descontados. Para tales propósitos se efectuó una proyección de los estados financieros y flujos de caja de Telefónica del Perú S.A.A. y de sus Subsidiarias, excluyendo los flujos de Telefónica Empresas Perú S.A.A., los cuales se proyectaron de manera independiente tomando fundamentalmente los supuestos de ventas, costos, inversiones, depreciaciones entre otros supuestos provistos por éstas.

Sobre la base de estas valorizaciones y de los análisis realizados, referidos anteriormente, y conforme a los valores medios de los rangos de valor obtenidos en los modelos de valorización efectuados, y de aprobarse la moción referida en el acápite (ii) del tercer párrafo de esta comunicación, estimamos que el múltiplo del valor patrimonial de Telefónica del Perú S.A.A. - el cual incorpora el valor de la participación que esta última mantiene en Telefónica Empresas Perú S.A.A. - respecto del valor de Telefónica Empresas Perú S.A.A. es de "28.72331052582" veces.

Asimismo, en opinión de Interinvest el múltiplo de valor ante referido resulta razonable.

Cabe mencionar que las estimaciones del múltiplo de valor referido en esta comunicación, se presentan únicamente de forma referencial para servir como elemento de análisis interno para los órganos administrativos correspondientes al Grupo Telefónica. En este sentido, dichas estimaciones de múltiplos de valor no constituyen una recomendación de Interinvest a ser utilizada en alguna posible transacción entre LAS EMPRESAS.

Atentamente,

Carlos A. García
Director Gerente
Interinvest S.A.


SEC MAIL
PROCESSING
RECEIVED
APR 0 3 2006
WASH, D.C.
199
SECTION

Telefónica

DETERMINACIÓN DE LA TASA DE INTERCAMBIO PARA LA FUSIÓN

Premisas

Múltiplo de valor de **Telefónica** versus T-**Empresas**	28.72331052582
Capital social de **Telefónica**	1,704,508,380
Capital social de **T-Empresas**	25,518,993
Acciones de los accionistas de **T-Empresas** distintos a **Telefónica**	400,044

	Composición accionaria por la fusión		Contribución de valor	Acciones a canjearse		Factor de canje
Accionistas de **Telefónica**	1,704,508,380	(a)	99.94545274%	n/a		n/a
Accionistas de **T-Empresas**	930,270	(b)	0.05454726%	400,044	(c)	2.32541920389
Total	**1,705,438,650**		**100.00000000%**			

Notas

(a) Corresponde al número de acciones de los accionistas de **Telefónica**, que mantendrán el mismo número de acciones, ya que conforme al Proyecto de Fusión no se emitirán acciones a su favor.

(b) Es el número de acciones que **Telefónica** deberá entregar a los accionistas de **T-Empresas**, el cual es calculado sobre el múltiplo de valor de **Telefónica** versus **T-Empresas**, tomando en consideración para estos efectos sólo la parte proporcional de los accionistas de **T-Empresas,** distintos de **Telefónica**.

(c) Corresponde al número de acciones de los accionistas de **T-Empresas** distintos a **Telefónica**.